UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             Klever Marketing, Inc.
                                (Name of Issuer)

                     Common Stock Par Value $ 0.01 per share
                         (Title of Class of Securities)

                                   498589 10 0
                                 (Cusip Number)

                   Seabury Investors III, Limited Partnership
                    Seabury Partners III, Limited Partnership
                                  John E. Luth
                                 Michael B. Cox
                         540 Madison Avenue, 17th floor
                            New York, New York 10022
                               Stamford, CT 06905
                                 (212) 284-1133
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                               September 25, 2000
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  498589 10 0

1.       NAME OF REPORTING PERSON:  Seabury Investors III, Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a) [ ]
                                                            (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS: WC

5.       CHECK BOX if disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):  [      ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Connecticut

Number of Shares
Beneficially Owned
By Each Reporting
Person With                         7.      SOLE VOTING POWER:  1,518,151

                                    8.      SHARED VOTING POWER: 0

                                    9.      SOLE DISPOSITIVE POWER:  1,518,151

                                    10.     SHARED DISPOSITIVE POWER:    0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9% (2)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9% (2)

14.      TYPE OF REPORTING PERSON:  PN
         ---------------------
         (1) Represents (a) voting rights to 106,517 shares of Class A Preferred Stock, Series 1 held by Seabury Investors III, Limited Partnership, (assuming a conversion rate which would cause such shares to be convertible within the next 60 days into 1,065,170 shares of Common Shares), (b) 30,303 shares of Class C Preferred Stock held by Seabury Investors III, Limited Partnership (convertible within the next 60 days into 303,030 Common Shares), and (c) warrants covering 149, 951 Common Shares exercisable within the next 60 days by Seabury Investors III, Limited Partnership.

         (2) Assumes that there are 17,094,967 shares outstanding.

 CUSIP No.  498589 10 0

1.       NAME OF REPORTING PERSON:  Seabury Partners III, Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a) [ ]
                                                            (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS: WC

5.       CHECK BOX if disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):  [      ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Connecticut

Number of Shares
Beneficially Owned
By Each Reporting
Person With                         7.      SOLE VOTING POWER:  1, 518, 151 (1)

                                    8.      SHARED VOTING POWER: 0

                                    9.      SOLE DISPOSITIVE POWER:  1,518,151

                                   10.      SHARED DISPOSITIVE POWER:    0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9% (2)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9% (2)

14.      TYPE OF REPORTING PERSON:  PN
         ---------------------
         (1) Represents (a) voting rights to 106,517 shares of Class A Preferred Stock, Series 1 held by Seabury Investors III, Limited Partnership, (assuming a conversion rate which would cause such shares to be convertible within the next 60 days into 1,065,170 shares of Common Shares), (b) 30,303 shares of Class C Preferred Stock held by Seabury Investors III, Limited Partnership (convertible within the next 60 days into 303,030 Common Shares), and (c) warrants covering 149, 951 Common Shares exercisable within the next 60 days by Seabury Investors III, Limited Partnership. Seabury Partners III may be deemed to be a beneficial owner of such securities under Rule 13d-3 of the Exchange Act, but it disclaims a beneficial interest other than its 43% economic interest in Seabury Investors III, Limited Partnership, as disclosed in
         Item 5(a)(b) herein.

         (2) Assumes that there are 17,094,967 Common Shares outstanding.

CUSIP No.  498589 10 0

1.       NAME OF REPORTING PERSON:  John E. Luth

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a) [ ]
                                                            (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS: PF

5.       CHECK BOX if disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):  [      ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

Number of Shares
Beneficially Owned
By Each Reporting
Person With                         7.      SOLE VOTING POWER:  1,638, 198 (1)

                                    8.      SHARED VOTING POWER: 0

                                    9.      SOLE DISPOSITIVE POWER:  1,638, 198

                                   10.      SHARED DISPOSITIVE POWER:    0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9% (2)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9% (2)

14.      TYPE OF REPORTING PERSON:  IN
         ---------------------
         (1) Represents (a) voting rights to 106,517 shares of Class A Preferred Stock, Series 1 held by Seabury Investors III, Limited Partnership, (assuming a conversion rate which would cause such shares to be convertible within the next 60 days into 1,017,340 shares of Common Shares), (b) 30,303 shares of Class C Preferred Stock held by Seabury Investors III, Limited Partnership (convertible within the next 60 days into 303,030 Common Shares), (c) warrants covering 149,951 Common Shares exercisable within the next 60 days by Seabury Investors III, Limited Partnership, and (d) warrants covering 120,047 Common Shares exercisable within the next 60 days by Seabury Securities LLC, an entity Mr. Luth controls. Mr. Luth may be deemed to be a beneficial owner of such securities under Rule 13d-3 of the Exchange Act, but he disclaims a beneficial interest other than his 25% economic interest in Seabury Partners III, Limited Partnership, and his 39% economic interest in Seabury Investors III, Limited Partnership, as disclosed in
         Item 5(a)(b) herein.


         (2) Assumes that there are 17,094,967 Common Shares outstanding.

CUSIP No.  498589 10 0

1.       NAME OF REPORTING PERSON:  Michael B. Cox

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a) [ ]
                                                            (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS: PF

5.       CHECK BOX if disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):  [      ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

Number of Shares
Beneficially Owned
By Each Reporting
Person With                         7.      SOLE VOTING POWER:  1,518,151 (1)

                                    8.      SHARED VOTING POWER: 0

                                    9.      SOLE DISPOSITIVE POWER:  1,518,151

                                   10.      SHARED DISPOSITIVE POWER:    0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9% (2)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         [     ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9% (2)

14.      TYPE OF REPORTING PERSON:  IN
         ---------------------
         (1) Represents (a) 106,517 shares of Class A Preferred Stock, Series 1 held by Seabury Investors III, Limited Partnership, (assuming a conversion rate which would cause such shares to be convertible within the next 60 days into 1,065,170 shares of Common Shares), (b) 30,303 shares of Class C Preferred Stock held by Seabury Investors III, Limited Partnership (convertible within the next 60 days into 303,030 Common Shares), and (c) warrants covering 149,951 Common Shares exercisable within the next 60 days by Seabury Investors III, Limited Partnership. Mr. Cox may be deemed to be a beneficial owner of such securities under Rule 13d-3 of the Exchange Act, but he disclaims a beneficial interest other than his 5% economic interest in Seabury Partners III, Limited Partnership, and his 2% economic interest in Seabury Investors III, Limited Partnership, as disclosed in Item 5(a)(b) herein.

         (2) Assumes that there are 17,094,967 Common Shares outstanding.

Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the "Common Shares") of Klever Marketing, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 350 West 300 South, Suite 201, Salt Lake City, Utah 84101.

Item 2.  Identity and Background.

         This statement is filed on behalf of Seabury Investors III, Limited Partnership, a Connecticut limited partnership ("Seabury Investors III"), Seabury Partners III, Limited Partnership, a Connecticut limited partnership ("Seabury Partners III"), John E. Luth ("Mr. Luth"), and Michael B. Cox ("Mr. Cox") Seabury Partners III is the general partner of Seabury Investors III. The general partners of Seabury Partners III are Mr. Luth and Mr. Cox. Seabury Investors III, Seabury Partners III, and Messrs. Luth and Cox are sometimes referred to herein as the "Seabury Parties." The Seabury Parties are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Seabury Parties that a group exists.

         Seabury Investors III was formed to hold an interest in the Company. The address of the principal executive offices and principal business of Seabury Investors III is 3 Stamford Landing, Suite 250, Stamford, CT 06902. Seabury Partners III was formed to hold an interest in Seabury Investors III. The address of the principal executive offices and principal business of Seabury Partners III is 3 Stamford Landing, Suite 250, Stamford, CT 06902.

         The name, business address, and present principal occupation or employment of each of the general partners of Seabury Partners III are as follows: John E. Luth, 3 Stamford Landing, Suite 250, Stamford, CT 06902, Chairman and CEO of The Seabury Group LLC; and Michael B. Cox, 3 Stamford Landing, Suite 250, Stamford, CT 06902, Senior Vice President of The Seabury Group LLC. Each of Mr. Luth and Mr. Cox are citizens of the United States of America.

         During the last five years, none of the Seabury Parties was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         This statement is being filed as a result of a sale by the Company of Class B preferred shares to a third party on September 25, 2000, which caused an adjustment in the conversion rate of Seabury Investors III's 41,476 Class A Preferred Shares, which at the time of purchase on February 14, 2000 were convertible into 414,760 shares of Common Stock, or approximately 4% of the Company's Common Stock. Additionally, Seabury Investors III acquired on May 25, 2001 (a) 30,303 shares of Class C Preferred Shares in the Company, which are convertible within the next 60 days into 303,030 Common Shares as more particularly described in Item 5 (a) below; and (b) the grant of warrants to Seabury Investors III to purchase 20,000 Common Shares, as more particularly described in Item 5(a) below.

         The source of funds for the Seabury Investors III is working capital. The source of funds for Seabury Partners III is working capital. The source of funds each of Mr. Luth and Mr. Cox is personal funds.

Item 4.  Purpose of Transaction

         Seabury Investors III acquired and continues to hold the Class A Preferred Stock and the Class C Preferred Stock convertible within the next 60 days into Common Shares for investment purposes. Seabury Investors III acquired its Class A Preferred Stock in connection with a private offering of Company Class A Preferred Stock that was conducted by Seabury Securities LLC, an affiliate of Seabury Investors III. That private offering was discontinued shortly after Seabury Investors III acquired its Class A Preferred Stock. On or about February 14, 2000, Seabury Investors III acquired from the Company 41,476 shares of Class A Preferred Stock, for a purchase price of $26 per share, which was paid in cash. At the time of its acquisition of its Class A Preferred Stock, the stock was convertible into approximately 414,760 shares of Company common stock, or approximately 4% of the then issued and outstanding Company common stock. Seabury Investors III intends to review continuously its preferred equity position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Seabury Investors III may determine (i) to convert or to not convert the Class A Preferred Stock and/or the Class C Preferred Stock and/or (ii) to increase or decrease its equity interest in the Company by acquiring common shares or additional preferred shares (or other securities convertible or exercisable into common shares) or by disposing of all or a portion of its holdings, subject to any applicable legal and contractual restrictions on its ability to do so.

         An affiliate of Mr. Luth, Seabury Securities LLC, has been engaged by the Company to conduct a "best efforts" private offering of Class D Preferred Stock of the Company. The private offering involves equity capital estimated between $2.5 million and $7.5 million.

         Except as set forth in this Item 4, the Seabury Parties have no present plans or proposals that relate to or that would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities in the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by an person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

         The statements made in this Item 4 are applicable to Seabury Partners III, Mr. Luth, and Mr. Cox.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b) As of the date hereof, Seabury Investors III owns (i) 106,517 shares of Class A Preferred Stock (convertible within the next 60 days into approximately 1,065,170 Common Shares, depending upon conversion rates), and (ii) 30,303 shares of Class C Preferred Stock (convertible within the next 60 days into approximately 303,030 Common Shares), and (iii) a warrant to purchase 149,951 Common Shares.

         Seabury Partners III, the general partner of Seabury Investors III, owns, and has the sole power to vote or direct the vote, and to dispose of or direct the disposition of shares owned by Seabury Investors III. Seabury Partners III owns 43% of the partnership interests of Seabury Investors III.

         Through their indirect ownership of Seabury Investors III, John E. Luth and Michael B. Cox may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to beneficially own the Class A Preferred Stock (convertible into Common Shares) and the Class C Preferred Stock (convertible into Common Shares) held by Seabury Investors III.

         John E. Luth and his affiliates are the beneficial owner of 25 % of the partnership interests of Seabury Partners III, and a beneficial owner of 39% of the partnership interests of Seabury Investors III. Michael B. Cox is the beneficial owner of 5% of the partnership interests of Seabury Partners III, and a beneficial owner of 2% of the partnership interests of Seabury Investors III. In their capacity as a general partner of Seabury Partners III, both have the power to vote and direct the disposition of all of the Class A Preferred Shares and the Class C Preferred Shares held by Seabury Investors III. All of Seabury Partners III, Mr. Luth, and Mr. Cox disclaim a beneficial ownership other than their respective economic interest set forth in this paragraph.

         (c) On or about May 25, 2001, Seabury Investors III acquired from the Company 30,303 shares of newly issued Class C Preferred Stock, for a purchase price of $6.60 per share, which was paid in cash pursuant to a private transaction. Except as described herein, no transactions in the Class A Preferred Stock or Class C Preferred Stock have been effected during the past 60 days by any of Seabury Investors III, Seabury Partners III, Mr. Luth, or Mr. Cox.

         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by Seabury Investors III.

         (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

         The matters set forth in Item 2 are incorporated into this Item 6 by reference as if fully set forth herein.

         Pursuant to the Class C Convertible Preferred Stock Purchase agreement entered into between the Company and Seabury Investors III as of May 25, 2001,
(i) the Company may repurchase from Seabury Investors III all of its holdings of the Class C Preferred Stock at any time prior to August 15, 2001 (subject to the terms and conditions set forth in the agreement) at a price stipulated in the stock purchase agreement, and (ii) the Company has issued Seabury Investors III equity warrants to purchase 20,000 of the Company's common shares at any time up to May 25, 2006.

         A company indirectly controlled by Mr. Luth, Seabury Securities LLC, entered into an agreement with the Company in December 2000 under which Seabury has been engaged to render services as a placement agent, financial advisor and possible business combination transactions to the Company in connection with one or more potential future private financings. In exchange, Seabury would receive contingent cash compensation and grant of warrants to purchase Company common stock, based upon the level of financing, if obtained. In addition, the Company would reimburse a certain amount of Seabury's expenses incurred in the course of its engagement. The issuance of such warrants to purchase Company common stock are contingent upon performance and have not been issued as of this date and it is anticipated that they will not be issued in the next 60 days. Previously, Seabury Securities LLC was granted equity warrants to purchase 120,047 of the Company's common shares.

         Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Company.

Item 7.  Material to be filed as Exhibits.

         Exhibit 1: Class C Convertible Preferred Stock Purchase Agreement, with Warrant Certificate, dated as of May 25, 2001.

         Exhibit 2: Subscription Agreement dated as of February 11, 2000.

         Exhibit 3: Letter Agreement between the Company and Seabury Securities LLC dated December 1, 2000, as amended.

         Exhibit 4: Joint Filing Statement among the Seabury Parties, dated June 26, 2001.

                                   SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 26, 2001

                                  SEABURY INVESTORS III, LIMITED PARTNERSHIP

                                  By:  SEABURY PARTNERS III, LIMITED PARTNERSHIP

                                  By: ___/s/___________________________
                                      John E. Luth, General Partner

                                  SEABURY PARTNERS III, LIMITED PARTNERSHIP

                                  By: ___/s/___________________________
                                      John E. Luth, General Partner

                                  By:____/s/____________________________
                                      Michael B. Cox, General Partner

                                         /s/
                                  ---------------------------------------
                                          John E. Luth
                                         /s/
                                  ---------------------------------------
                                          Michael B. Cox

                                    Exhibit 1

                      CLASS C CONVERTIBLE PREFERRED STOCK
                               PURCHASE AGREEMENT


         This Convertible Preferred Stock Purchase Agreement (the "Agreement") is made as of May 25, 2001 between Klever Marketing, Inc., a Delaware corporation (the "Company"), and each of the Investors listed on Schedule 1 (the "Investors").

                                    Recitals
                                    --------

         WHEREAS, the Company wishes to issue and sell to the Investors and the Investors wish to purchase from the Company 30,303 shares of the Company's Class C Convertible Preferred Stock, $0.01 par value per share (the "Class C Shares ") for $6.60 per Class C Share (the "Class C Share Price") for a total aggregate purchase price of $199,999.80 (the "Total Purchase Price");

         WHEREAS, pursuant to an engagement agreement (the "Seabury Engagement Agreement") dated December 1, 2000 between the Company and Seabury Securities LLC ("Seabury"), the Company owes Seabury $25,249.44 (the "Seabury Expenses") for certain expenses incurred by Seabury relating thereto as of the current date hereof, and the Company wishes to repay the Seabury Expenses to Seabury from the proceeds of this sale of the Class C Shares;

         WHEREAS, prior to November 30, 2001, the Company intends to issue and sell shares of a new class of convertible preferred stock for an aggregate purchase price equal to at least $2.5 million (the "Class D Shares");

         WHEREAS, as an inducement for Investors to enter into the transaction contemplated herein the Company wishes to grant to Investors at no additional cost equity warrants to purchase the Company's Common Shares in an aggregate purchase price amount equal to 10% of the Total Purchase Price (i.e., covering 30,303 Common Shares) at a price per Common Share of $0.66; and

         WHEREAS, the Board of Directors of the Company has approved this Agreement and the transactions described herein.

         Agreement
         ---------

         Therefore, in consideration of the foregoing and the representations, warranties, covenants and conditions set forth below, the parties hereto, intending to be legally bound, hereby agree as follows:

1.  Sale and Purchase of Class C Shares.
    -----------------------------------

         1.1. On the terms and subject to the conditions hereof, the Company hereby agrees to sell to the Investors, and each Investor severally agrees to purchase from the Company for investment, on the Closing Date hereinafter referred to, such Investor's pro rata portion (as set forth on Schedule I hereto) of the Company's Class C Shares for an aggregate purchase price of the Total Purchase Price. The Certificate of Designation Of Rights, Privileges and Preferences of Class C Share is attached hereto as Exhibit V.

         1.2. On the terms, and subject to the conditions hereof, the Company agrees to issue to Investors equity warrants at no additional cost to purchase the Company's Common Shares in an aggregate purchase price amount equal to 10% of the Total Purchase Price, or $20,000.00 at a price of $0.66 per share, and having the terms and conditions set forth on Schedule II hereto (the "Warrants").

         1.3. On the terms and subject to the conditions hereof, Investors hereby agree to pay Seabury the Seabury Expenses on behalf of the Company in full satisfaction of the Company's obligations to Seabury for the Seabury
Expenses, and the Company therefore agrees to credit such payment against the consideration payable by Investors hereunder and accept such payment plus the payment of $174,750.36 (the "Net Proceeds") in satisfaction of the Total Purchase Price.

         1.4. The sale and purchase of the Class C Shares (the "Closing") shall take place at 12:00 p.m. (EST) on May 25, 2001 or such later time or date as the parties hereto may mutually agree (such date being referred to herein as the "Closing Date").

         1.5. At the Closing, against payment to the Company by delivery of certified check or wire transfer of the Net Proceeds in good and immediately available funds and proof of payment of the Seabury Expenses, the Company will deliver to the Investors certificates representing the Class C Shares and the Warrants issued, in each case, in the name of the Investors.

         1.6. Upon the timely and full closing of the sale of the Class D Shares (the "Class D Closing"), each Investor shall have a thirty (30) day option of converting its Class C Shares purchased hereunder into such number of Class D Shares that has an aggregate purchase price equal to such Investor's share of the Total Purchase Price. For purposes of dividend accrual rights, Investor's Class D Shares shall accrue dividends from the date hereof. An example of the aforementioned conversion calculation is provided as Example 1 on Schedule III attached hereto. The Company will not, by amendment of its certificate of incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by them under this Agreement, but will at all times in good faith assist in carrying out all such action as may be necessary or appropriate in order to protect the above conversion rights and exchange rights of the Investors .

         1.7. Class C Shares Repurchase Option

              1.7.1. At any time prior to August 15, 2001, the Company may repurchase from Investors, and Investors agree to sell to the Company, all Class C Shares purchased by Investors pursuant to this Purchase Agreement for a total aggregate purchase price (the "Total Repurchase Price") equal to the sum of: (a) the Total Purchase Price; and (b) an amount equal to 10.0% multiplied by the Total Purchase Price multiplied by the quotient of: (i) the number of days between the Closing Date and the date on which the Company exercises its repurchase option under this Section 1.7; and (ii) 360; provided, however, the Company must give the Investors ten (10) days' prior written notice of its intention to repurchase the Class C Shares.

              1.7.2. Section 1.71 shall be of no force or effect if:

              (a) the Company shall not have conducted a closing with respect to the sale of Class D Shares prior to August 15, 2001; or

              (b) a sale of Class D Shares has occurred or will occur prior to August 15, 2001, and within three (3) days' of receipt of written notification by the Company of its intent to exercise its repurchase option in Section 1.71, the Investors shall provide the Company with written notice that they agree to convert the Class C Shares purchased by Investors pursuant to this Purchase Agreement into Class D Shares as per Section
                   1.6 above.

2. Representations and Warranties of the Company. The Company represents and warrants to the Investors that:

         2.1. Organization of the Company. The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all requisite corporate power and authority to own its assets and to operate and conduct its business as heretofore conducted and as proposed to be conducted. Copies of its Amended and Restated Certificate of Incorporation and By-laws as amended to date have been heretofore delivered to the Investors and are accurate and complete. The Company is qualified to do business as a foreign corporation in every jurisdiction in which it is required to be so qualified except for those jurisdictions where the failure to be so qualified will not have a material adverse effect on the Company.

         2.2. Authorization of Transaction; Binding Effect and Enforceability. The Company has full corporate power and authority to execute and deliver the Agreements (as defined in Section 2.5) and to perform its obligations thereunder. All corporate and other actions or proceedings to be taken by or on the part of the Company to authorize and permit the execution and delivery of the Agreements and the consummation by the Company of the transactions contemplated thereby have been duly and properly taken. The Agreements have been duly executed and delivered by the Company and constitute the legal, valid and binding obligation of the Company, enforceable in accordance with their terms.

         2.3. Noncontravention. Neither the execution and the delivery of the Agreements, nor the consummation of the transactions contemplated thereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency or court to which the Company is subject or any provision of the certificate of incorporation or by-laws, as amended to date, of the Company; or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any consent or notice (other than those obtained or made) under any agreement, contract, lease, license, instrument or other arrangement to which the Company is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any security interest upon any of its assets). The Company does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of, any government or governmental agency in order for it to consummate the transactions contemplated thereby.

         2.4. Capitalization of the Company. Schedule IV hereto presents accurately the capital stock of the Company as of 3/31/01 on both an actual basis and a pro forma, fully diluted basis. The Company's capitalization will be the same on the Closing Date except as follows

              2.4.1. Changes in the number of Common Shares into which the Company's convertible preferred stock or convertible debt may convert due to the accrual of additional dividends or interest on such preferred stock or debt as a result of the passage of time between 3/31/01 and the Closing Date;

              2.4.2. Changes in the number of Common Shares into which the Company's convertible preferred stock or convertible debt may convert due to changes in the applicable conversion prices of such preferred stock or debt resulting from the passage of time between 3/31/01 and the Closing Date;

              2.4.3. Changes in the ordinary course of business in the number of outstanding options or warrants due to: (i) expiration; (ii)
         forfeiture; or (iii) the granting by the Company of a nonmaterial number of additional options or warrants; and

              2.4.4. Other changes in the Company's capital stock resulting from actions taken by the Company in the ordinary course of business, provided the effect of each such action and the aggregate effect of all such actions do not represent material changes to Schedule IV.

         2.5. Issuance of the Securities. The Class C Shares, when issued and upon payment of the Total Purchase Price in accordance with Section 1.3, will be duly authorized, validly issued, fully paid and non-assessable, and the Warrants, when issued and upon payment of the Total Purchase Price in accordance with Section 1.3 will be duly authorized, executed and delivered and all of the Class C Shares will be free of liens and other encumbrances of any nature other than such restrictions on transfer as may be expressly set forth in this Agreement, a stockholders agreement to which Investors are or may hereafter become a party (together with this Agreement, the " Agreements") and under applicable state and federal securities laws. When and if issued pursuant to each Investor's option to convert its Class C Shares into Class D Shares, the Class D Shares will be duly authorized, validly issued, fully paid and non-assessable shares of the Company, and will be free of liens and other encumbrances of any nature other than such restrictions on transfer as may be expressly set forth in the Agreements and under applicable state and federal securities laws. Upon the exercise of the Warrants to purchase Common Shares and payment of the exercise price therefor, such Common Shares will be duly authorized, validly issued, fully paid and non-assessable shares of the Company and will be free of liens and other encumbrances of any nature other than restrictions on transfer as may be expressly set forth in the Agreements and under applicable state and federal securities laws.

         2.6. Financial Statements. The Company has provided the Investors with its audited consolidated financial statements at and for the years ended December 31, 1999 and December 30, 2000, and with its unaudited balance sheet at March 31, 2001 (collectively, the "Financial Statements"). The Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered thereby and present fairly the financial condition of the Company as of such dates and, where applicable, the results of operations of the Company for such periods, except that the unaudited balance sheet does not contain footnotes.

         2.7. Absence of Undisclosed Liabilities. The Company does not have any material accrued or contingent liabilities except (i) as contemplated by the Agreements, (ii) as set forth in the Financial Statements, and (iii) for liabilities incurred in the ordinary course of business since March 31, 2001.

         2.8. Business; Compliance with Laws. The Company has all material franchises, permits, licenses and other rights necessary to permit it to own its property and to conduct its business as currently conducted. The Company is not in material violation of any law, regulation, authorization or order of any public authority relevant to the ownership of its properties or the carrying on of its business as it is currently conducted.

         2.9. Information Supplied to the Investors. Neither the Agreements nor any document, certificate or statement (other than any projections) furnished to the Investors by or on behalf of the Company: (i) contain any untrue statement of a material fact; or (ii) omit any material fact that a reasonable person would deem to be materially relevant to Investors' decisions to enter into this Agreement.

3. Representations and Warranties of the Investors. Each Investor, solely as to itself, represents and warrants to the Company that:

         3.1. Organization and Authority of such Investor. Such Investor has full power and authority to execute and deliver this Agreement and to perform such Investor's obligations hereunder. All actions or proceedings to be taken by or on the part of such Investor to authorize and permit the execution and delivery by such Investor of this Agreement and the consummation by such

Investor of the transactions contemplated hereby have been duly and properly taken. This Agreement has been duly executed and delivered by such Investor and constitutes the legal, valid and binding obligation of such Investor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, moratorium, reorganization and similar laws of general applicability affecting the rights and remedies of creditors and to general principles of equity, regardless of whether enforcement is sought in proceedings in equity or at law.

         3.2. Investment Intent. Such Investor has been advised that the offer and sale of the Class C Shares, Warrants and the Common Stock that may result therefrom (collectively "Securities") has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and, therefore, the Securities cannot be resold without registration under the Securities Act and applicable state securities laws or an exemption from such registration requirements. Such Investor is an "accredited investor," as defined in Regulation D under the Securities Act. Such Investor is aware the Company is not under any obligation to effect any such registration with respect to the Class C Shares (except solely to the extent provided in the Stockholders Agreements) or to file for or comply with any exemption from registration except for the Company's filings of Forms D or similar and associated documents with the Securities and Exchange Commission and applicable state securities authorities. Such Investor is purchasing the Class C Shares for such Investor's own account for investment and not with a view to, or for resale in connection with, the distribution thereof. Such Investor has such knowledge and experience in financial and business matters that such Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment and is able to bear the economic risk of such investment for an indefinite period of time. The residence address of such Investor is as set forth in Schedule I hereto.

         3.3. Access and Information. Such Investor has been given access to all information regarding the financial condition and the business and operations of the Company that it has requested in order to evaluate its investment in the Company. Prior to the date hereof, the Company has made available to such Investor the opportunity to ask questions of, and to receive answers from, persons acting on behalf of the Company concerning the financial condition and the business and operations of the Company, and the terms and conditions of this Agreement and the transactions contemplated hereby and to obtain any additional information desired by such Investor with respect to the Company. Such Investor acknowledges that such Investor has been advised by counsel satisfactory to it with respect to this Agreement and the transactions contemplated hereby.

         3.4. Capitalization of the Company. Subject to the accuracy and completeness of information provided by the Company to Investors, Investors warrant that they have reviewed and agree that Schedule IV hereto presents accurately the capital stock of the Company as of March 31, 2001 on both an actual basis and a pro forma, fully diluted basis.

4. Conditions Precedent to the Obligations of the Investors. The Investors' obligation to purchase the Class C Shares is subject to the satisfaction on or prior to the Closing Date of each of the following conditions, unless expressly waived by the Investors at or prior to the Closing:

         4.1. Representations and Warranties. The representations and warranties made by the Company shall be true and correct in all material respects as of the Closing Date.

         4.2. Adverse Proceedings. No action, suit or proceeding by or before any court or other governmental body shall have been instituted by any governmental body or other person which seeks to restrain, prohibit or invalidate any transaction contemplated hereby.

         4.3. General. All instruments and legal and corporate proceedings in connection with the transactions contemplated by this Agreement shall be reasonably satisfactory in form and substance to the Investors, and the Investors shall have received counterpart originals, or certified or other copies, of all documents, including without limitation records of corporate proceedings and opinions of counsel, that it may reasonably request in connection therewith.

5. Conditions Precedent to Obligations of the Company. The obligation of the Company to sell the Securities is subject to the satisfaction on or prior to the Closing Date of each of the following conditions, unless expressly waived by the Company at or prior to Closing:

         5.1. Representations and Warranties. The representations and warranties made by each Investor in this Agreement shall be true and correct as of the Closing Date.

         5.2. Adverse Proceedings. No action, suit or proceeding by or before any court or other governmental body shall have been instituted by any governmental body or other person which seeks to restrain, prohibit or invalidate any transaction contemplated hereby.

6.  Miscellaneous.
    -------------

         6.1. Amendment. This Agreement may be terminated, changed, modified or extended only by an agreement in writing signed by all of the parties hereto or any successors and assigns.

         6.2. Assignment. Neither this Agreement nor any interests or duties hereunder may be assigned (by operation of law or otherwise) by any party (other than to such party's affiliates) without the express written consent of each other party.

         6.3.   Counterparts.   This  Agreement  may  be  executed  in  multiple
counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one instrument.

         6.4. Severability. In the event that any provision hereof would, under applicable law, be invalid or unenforceable, such provision shall, to the extent permitted under applicable law, be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent possible under applicable law, unless such unenforceability impairs the fundamental purpose or expectations of the parties hereto. The provisions of this Agreement are severable, and in the event that any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof, unless such unenforceability impairs the fundamental purpose or expectations of the parties hereto.

         6.5. Waiver. It is understood and agreed that no failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof, or the exercise of any other right, power or privilege hereunder. No waiver of any term or condition of this Agreement shall be deemed to be a waiver of any subsequent breach of any term or condition. All waivers must be in writing and signed by the parties sought to be bound.

         6.6. Entire Agreement. This Agreement constitutes the entire agreement among the parities hereto pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties with respect to such subject matter. Without limiting the foregoing, neither party hereunder has relied on any representation or warranty made by the other party that is not contained in this Agreement.

         6.7.  Survival.   All  covenants,   agreements,   representations   and
warranties made herein shall survive the execution and delivery hereof and the issuance and transfer of Securities at the Closing hereunder.

         6.8. Governing Law. This Agreement shall be governed by and construed in accordance with the domestic substantive laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.

         IN WITNESS WHEREOF, the parties hereto, intending to be legally bound by the terms hereof, have caused this Agreement to be executed, under seal, as of the date first above written by their officers or other representatives thereunto duly authorized.


The Company:                          KLEVER MARKETING, INC.

                                                /s/
                                      By:---------------------------------------
                                       Name:  Corey Hamilton
                                       Title: Chief Executive Officer


Investors:                            SEABURY INVESTORS III, LIMITED PARTNERSHIP

                                                /s/
                                      By: --------------------------------------
                                       Name:  John E. Luth
                                       Title: General Partner
                                       Seabury Partners III, Limited Partnership

                                   SCHEDULE I

                List of Investors and Pro Rata Investment Amounts




Investor                                                   Total Purchase Price
---------------------------------------------------        --------------------

Seabury Investors III, Limited Partnership                     $199,999.80

Address:   2 Stamford Landing
           Suite 220
           Stamford, CT 06902

                                   SCHEDULE II

         THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE LAWS OF ANY STATE. THEY MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNLESS THEY ARE REGISTERED UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

Warrant No. 1

                                                         No. of Warrants: 20,000


                             KLEVER MARKETING, INC.
                               WARRANT CERTIFICATE


         This warrant certificate ("Warrant Certificate") certifies that for value received SEABURY INVESTORS III, LIMITED PARTNERSHIP or registered assigns (the "Holder") is the owner of the number of warrants ("Warrants") specified above, each of which entitles the Holder thereof to purchase, at any time or from time to time hereafter, but not later than on or before the Expiration Date (defined in Section 2.2 below) one fully paid and non-assessable share of Common Stock, $.01 par value ("Common Stock"), of Klever Marketing, Inc., a Delaware corporation (the "Company"), at a purchase price of $0.66 per share of Common Stock in lawful money of the United States of America in cash or by certified or cashier's check or a combination of cash and certified or cashier's check, subject to adjustment as hereinafter provided.

1.  Warrant; Purchase Price

         1.1. Each Warrant shall entitle the Holder to purchase one share of Common Stock of the Company and the purchase price payable upon exercise of the Warrants shall initially be $0.66 per share of Common Stock, subject to adjustment as hereinafter provided (the "Purchase Price"). The Purchase Price and number of shares of Common Stock issuable upon exercise of each Warrant are subject to adjustment as provided in Article 6.

2.  Exercise; Expiration Date

         2.1. The Warrants are exercisable in increments of at least 5,000 shares, at the option of the Holder, at any time hereafter, and on or before the Expiration Date, upon surrender of this Warrant Certificate to the Company together with a duly completed Notice of Exercise, in the form attached hereto as Exhibit A, and payment of an amount equal to the Purchase Price times the number of Warrants to be exercised. In the case of exercise of less than all the Warrants represented by this Warrant Certificate, the Company shall cancel the Warrant Certificate upon the surrender thereof and shall execute and deliver a new Warrant Certificate for the balance of such Warrants.

         2.2. The term "Expiration Date" shall mean 5:00 p.m. New York time on May 25, 2006 or if such date shall in the State of New York be a holiday or a day on which banks are authorized to close, then 5:00 p.m. New York time the next following date which in the State of New York is not a holiday or a day on which banks are authorized to close.

3.  Registration and Transfer on Company Books

         3.1. The Company shall maintain books for the registration and transfer of the Warrants and the registration and transfer of the shares of Common Stock issued upon exercise of the Warrants.

         3.2. The Registered Holder may not transfer this warrant without the prior written consent of the Company except for transfers to affiliates of such Holder.

         3.3. Prior to due presentment for registration of transfer of this Warrant Certificate, or the shares of Common Stock issued upon exercise of the Warrants, the Company may deem and treat the registered Holder as the absolute owner thereof.

         3.4. Neither this Warrant nor the shares of Common Stock issuable upon exercise hereof have been registered under the Securities Act of 1933, as amended (the "Act"). The Company will not transfer this Warrant or issue or transfer the shares of Common Stock issuable upon exercise hereof unless (i) there is an effective registration covering such Warrant or such shares, as the case may be, under the Act and applicable states securities laws, (ii) it first receives a letter from an attorney, acceptable to the Company's board of directors or its agents, stating that in the opinion of the attorney the proposed issue or transfer is exempt from registration under the Act and under all applicable state securities laws, or (iii) the transfer is made pursuant to Rule 144 under the Act. Subject to the foregoing, this Warrant Certificate, the Warrants represented hereby, and the shares of Common Stock issued upon exercise of the Warrants, may be sold, assigned or otherwise transferred voluntarily by the Holder to officers or directors of the Holder, to members of such persons' immediate families, or to the Holder's parent, affiliated or subsidiary corporations or other legal entities. The Company shall register upon its books any permitted transfer of a Warrant Certificate, upon surrender of same to the Company with a written instrument of transfer duly executed by the registered Holder or by a duly authorized attorney. Upon any such registration of transfer, new Warrant Certificate(s) shall be issued to the transferee(s) and the surrendered Warrant Certificate shall be canceled by the Company. A Warrant Certificate may also be exchanged, at the option of the Holder, for new Warrant Certificates representing in the aggregate the number of Warrants evidenced by the Warrant Certificate surrendered. The Company shall pay all expenses, taxes (including transfer taxes) and other charges payable in connection with the preparation, issuance and delivery of the Warrants, including any transfer or exchange thereof.

4.  Reservation of Shares

         The Company covenants that it, or if appointed, the transfer agent for Common Stock, and every subsequent transfer agent for any shares of the Company's capital stock issuable upon the exercise of any of the rights of purchase aforesaid will be irrevocably authorized and will at all times reserve and keep available out of its authorized Common Stock, solely for the purpose of issue upon exercise of the Warrants, such number of shares of Common Stock as shall then be issuable upon the exercise of all outstanding Warrants. The Company will keep a copy of this Warrant Certificate on file with the transfer agent for any shares of the Company's capital stock issuable upon the exercise of the rights of purchase represented by the Warrants. The Company covenants that all shares of Common Stock which shall be issuable upon exercise of the Warrants shall be duly and validly issued and, upon payment for such shares as set forth herein, fully paid and non-assessable, free of all preemptive rights, and free from all taxes, liens and charges with respect to the issue thereof, and that upon issuance such shares shall be listed on each national securities exchange, if any, on which the other shares of outstanding Common Stock of the Company are then listed.

5.  Loss or Mutilation

         Upon receipt by the Company of reasonable evidence of the ownership of and the loss, theft, destruction or mutilation of any Warrant Certificate and, in the case of loss, theft or destruction, of indemnity reasonably satisfactory to the Company, or, in the case of mutilation, upon surrender and cancellation of the mutilated Warrant Certificate, the Company shall execute and deliver in lieu thereof a new Warrant Certificate representing an equal number of Warrants.

6.  Adjustment of Purchase Price and Number of Shares Deliverable

         6.1. The number of shares of Common Stock purchasable upon the exercise of each Warrant (such shares being referred to in this Section 6 as the "Warrant Shares") and the Purchase Price with respect to the Warrant Shares shall be subject to adjustment as follows:

              6.1.1. In case the Company shall (i) declare a dividend or make a distribution on its Common Stock payable in shares of its capital stock, (ii) subdivide its outstanding shares of Common Stock through stock split or otherwise, (iii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, or (iv) issue by reclassification of its Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation) other securities of the Company, the number and/or nature of Warrant Shares purchasable upon exercise of each Warrant immediately prior thereto shall be adjusted so that the Holder shall be entitled to receive the kind and number of Warrant Shares or other securities of the Company which he would have owned or have been entitled to receive after the happening of any of the events described above, had such Warrant been exercised immediately prior to the happening of such event or any record date with respect thereto. An adjustment made pursuant to this paragraph 6.1.1 shall become effective retroactively as of the record date of such event.

              6.1.2. In case the Company shall issue rights, options or warrants or securities convertible into Common Stock to the holders of its shares of Common Stock generally, entitling them (for a period expiring within forty-five (45) days after the record date referred to below in this paragraph 6.1.2) to subscribe for or purchase shares of Common Stock at a price per share which (together with the value of the consideration, if any, paid for such rights, options, warrants or convertible securities) is lower on the record date referred to below than the then Market Price Per Share of Common Stock (as determined pursuant to Section 9.2) the number of Warrant Shares thereafter purchasable upon the exercise of each Warrant shall be determined by multiplying the number of Warrant Shares immediately theretofore purchasable upon exercise of each Warrant by a fraction, of which the numerator shall be the number of shares of Common Stock outstanding on such record date plus the number of additional shares of Common Stock offered for subscription or purchase, and of which the denominator shall be the number of shares of Common Stock outstanding on such record date plus the number of shares which the aggregate offering price of the total number of shares of Common Stock so offered would purchase at the then Market Price Per Share of Common Stock. Such adjustment shall be made whenever such rights, options, warrants or convertible securities are issued, and shall become effective retroactively as of the record date for the determination of shareholders entitled to receive such rights, options, warrants or convertible securities.

              6.1.3. In case the Company shall distribute to all holders of its shares of Common Stock, or all holders of Common Stock shall otherwise become entitled to receive, shares of capital stock of the Company (other than dividends or distributions on its Common Stock referred to in paragraph 6.1.1 above), evidences of its indebtedness or rights, options, warrants or convertible securities providing the right to subscribe for or purchase any shares of the Company's capital stock or evidences of its indebtedness (other than any rights, options, warrants or convertible securities referred to in paragraph 6.1.2 above), then in each case the number of Warrant Shares thereafter purchasable upon the exercise of each Warrant shall be determined by multiplying the number of Warrant Shares theretofore purchasable upon the exercise of each Warrant, by a fraction, of which the numerator shall be the then Market Price Per Share of Common Stock (as determined pursuant to
         Section 9.2) on the record date mentioned below in this paragraph 6.1.3, and of which the denominator shall be the then Market Price Per Share of Common Stock on such record date, less the then fair value per share (as determined by the Board of Directors of the Company, in good faith) of the portion of the shares of the Company's capital stock other than Common Stock, evidences of indebtedness, or of such rights, options, warrants or convertible securities, distributable with respect to each share of Common Stock. Such adjustment shall be made whenever any such distribution is made, and shall become effective retroactively as of the record date for the determination of shareholders entitled to receive such distribution.

              6.1.4. In the event of any capital reorganization or any reclassification of the capital stock of the Company or in case of the consolidation or merger of the Company with another corporation (other than a consolidation or merger in which the outstanding shares of the Company's Common Stock are not converted into or exchanged for other rights or interests), or in the case of any sale, transfer or other disposition to another corporation of all or substantially all the properties and assets of the Company, the Holder of each Warrant shall thereafter be entitled to purchase (and it shall be a condition to the consummation of any such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition that appropriate provisions shall be made so that such Holder shall thereafter be entitled to purchase) the kind and amount of shares of stock and other securities and property (including cash) which the Holder would have been entitled to receive had such Warrants been exercised immediately prior to the effective date of such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition; and in any such case appropriate adjustments shall be made in the application of the provisions of this Article 6 with respect to rights and interest thereafter of the Holder of the Warrants to the end that the provisions of this Article 6 shall thereafter be applicable, as near as reasonably may be, in relation to any shares or other property thereafter purchasable upon the exercise of the Warrants. The provisions of this Section 6.1.4 shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales, transfers or other dispositions.

              6.1.5. Whenever the number of Warrant Shares purchasable upon the exercise of each Warrant is adjusted, as provided in this Section 6.1, the Purchase Price with respect to the Warrant Shares shall be adjusted by multiplying such Purchase Price immediately prior to such adjustment by a fraction, of which the numerator shall be the number of Warrant Shares purchasable upon the exercise of each Warrant immediately prior to such adjustment, and of which the denominator shall be the number of Warrant Shares so purchasable immediately thereafter.

         6.2. In the event the Company shall declare a dividend, or make a distribution to the holders of its Common Stock generally, whether in cash, property or assets of any kind, including any dividend payable in stock or securities of any other issuer owned by the Company (excluding regularly payable cash dividends declared from time to time by the Company's Board of Directors or any dividend or distribution referred to in Sections 6.1.1 or 6.1.3 above), the Purchase Price of each Warrant shall be reduced, without any further action by the parties hereto, by the Per Share Value (as hereinafter defined) of the dividend. For purposes of this Section 6.2, the "Per Share Value" of a cash dividend or other distribution shall be the dollar amount of the distribution on each share of Common Stock and the "Per Share Value" of any dividend or distribution other than cash shall be equal to the fair market value of such non-cash distribution on each share of Common Stock as determined in good faith by the Board of Directors of the Company.

         6.3. In case the Company shall at any time or from time to time after issuance issue any shares of Common Stock or rights to acquire Common Stock (other than shares issued in any transactions covered by paragraph 6.1.1 hereof), for a consideration per share less than the Purchase Price with respect to the Warrant Shares in effect on the date of such issue, then, forthwith upon such issue, the Purchase Price with respect to the Warrant Shares shall be reduced to a price determined by dividing (a) the sum of (i) the number of shares of Common Stock of the Company outstanding immediately prior to such issue multiplied by the Purchase Price of the Warrant Shares in effect immediately prior to such issue, plus (ii) the consideration, if any, received by the Company upon such issue, by (b) the number of shares of Common Stock of the Company outstanding immediately after such issue. In addition to such adjustment to the Purchase Price, the number of Warrant Shares purchasable under each Warrant shall be increased to a number determined by dividing (x) the number of Warrant Shares purchasable under such Warrant immediately prior to such issue, multiplied by the Purchase Price in effect immediately prior to such issuance, by (y) the Purchase Price of the Warrant Shares in effect immediately after the foregoing adjustment. For the purpose of the above determination, the following provisions shall be applicable:

              6.3.1. In case the Company shall in any manner issue any options, warrants or other rights to subscribe for or to purchase shares of Common Stock, then, for the purposes of this Section 6.3, (i) all shares which the holders of such rights shall be entitled thereby to subscribe for or purchase shall be deemed to be issued as of the date of issue of such rights, and (ii) the minimum aggregate consideration payable pursuant to such rights for the shares covered thereby, plus the consideration, if any, received by the Company for such rights, shall be deemed to be the consideration actually received by the Company (as of the date of the issue of such rights) for the issue of the total number of shares underlying such rights.

              6.3.2. In case the Company shall in any manner issue any securities or obligations directly or indirectly convertible into or exchangeable for shares of Common Stock, then, for the purposes of this
         Section 6.3, (i) all shares to which holders of such securities or obligations shall thereby be entitled upon conversion or exchange shall be deemed to be issued as of the date of issue of such securities or obligations, and (ii) the aggregate amount received or receivable by the Company in consideration for the issue of such securities or obligations, plus the minimum aggregate amount of additional consideration, if any, payable upon conversion or exchange of such securities or obligations, shall be deemed to be the consideration actually received (as of the date of the issue of such securities or obligations) for the issue of the total number of shares issuable upon conversion or exchange of such securities or obligations. 6.3.3. The consideration received by the Company for any shares of Common Stock, or rights to acquire Common Stock, shall be deemed to be the proceeds received for such shares or rights, excluding cash received on account of accrued interest or accrued dividends and after deducting therefrom any and all commissions paid or incurred by the Company for any underwriting of, or otherwise in connection with, the issue of such shares or rights.

              6.3.4. No adjustment of the Purchase Price of the Warrant Shares shall be made as a result of or in connection with the issuance of (i) any shares of Common Stock issuable upon the exercise or conversion of any options, convertible securities or other rights outstanding on the date of original issuance of this Warrant Certificate or (ii) any shares of Common Stock or options to purchase Common Stock hereafter issued in connection with any duly authorized employee stock option plan, stock purchase plan or restricted stock award plan of the Company.

              6.3.5. For the purposes of this Section 6.3, (i) the term "issue" of shares or securities by the Company shall be deemed to include any issuance, sale or other disposition of shares or securities of the Company, including shares held in the treasury of the Company, (ii) the term "Common Stock" shall include any capital stock of the Company other than preferred stock with a fixed limit on dividends and a fixed amount payable in the event of any liquidation, and (iii) in no event shall the Purchase Price with respect to the Warrant Shares be increased, or the number of Warrant Shares purchasable under any Warrant be decreased, as a result of the provisions of this Section 6.3.

         6.4. No adjustment in the number of Warrant Shares purchasable under the Warrants, or in the Purchase Price with respect to the Warrant Shares, shall be required unless such adjustment would require an increase or decrease of at least 1% in the number of Warrant Shares issuable upon the exercise of such Warrant, or in the Purchase Price thereof; provided, however, that any adjustments which by reason of this Section 6.4 are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All final results of adjustments to the number of Warrant Shares and the Purchase Price thereof shall be rounded to the nearest one thousandth of a share or the nearest cent, as the case may be. Anything in this Section 6 to the contrary notwithstanding, the Company shall be entitled, but shall not be required, to make such changes in the number of Warrant Shares purchasable upon the exercise of each Warrant, or in the Purchase Price thereof, in addition to those required by such Section, as it in its discretion shall determine to be advisable in order that any dividend or distribution in shares of Common Stock, subdivision, reclassification or combination of shares of Common Stock, issuance of rights, warrants or options to purchase Common Stock, or distribution of shares of stock other than Common Stock, evidences of indebtedness or assets (other than distributions of cash out of retained earnings) or convertible or exchangeable securities hereafter made by the Company to the holders of its Common Stock shall not result in any tax to the holders of its Common Stock or securities convertible into Common Stock.

         6.5. Whenever the number of Warrant Shares purchasable upon the exercise of each Warrant or the Purchase Price of such Warrant Shares is adjusted, as herein provided, the Company shall mail to the Holder, at the address of the Holder shown on the books of the Company, a notice of such adjustment or adjustments, prepared and signed by a firm of independent public accountants of recognized standing selected by the Board of Directors of the Company, who may be the regular auditors of the Company, , which sets forth the number of Warrant Shares purchasable upon the exercise of each Warrant and the Purchase Price of such Warrant Shares after such adjustment, a brief statement of the facts requiring such adjustment and the computation by which such adjustment was made.

         6.6. In the event that at any time prior to the expiration of the Warrants and prior to their exercise:

              6.6.1. the Company shall declare any distribution (other than a cash dividend or a dividend payable in securities of the Company with respect to the Common Stock); or

              6.6.2. the Company shall offer for subscription to the holders of the Common Stock any additional shares of stock of any class or any other securities convertible into Common Stock or any rights to subscribe thereto; or

              6.6.3. the Company shall declare any stock split, stock dividend, subdivision, combination, or similar distribution with respect to the Common Stock, regardless of the effect of any such event on the outstanding number of shares of Common Stock; or

              6.6.4. the Company shall declare a dividend, other than a dividend payable in shares of the Company's own Common Stock; or

              6.6.5. there shall be any capital change in the Company as set forth in Section 6.1.4; or

              6.6.6. there shall be a voluntary or involuntary dissolution, liquidation, or winding up of the Company (other than in connection with a consolidation, merger, or sale of all or substantially all of its property, assets and business as an entity);

              (each such event hereinafter being referred to as a "Notification Event"), the Company shall cause to be mailed to the Holder, not less than twenty (20) days prior to the record date, if any, in connection with such Notification Event (provided, however, that if there is no record date, or if twenty (20) days prior notice is impracticable, as soon as practicable) written notice specifying the nature of such event and the effective date of, or the date on which the books of the Company shall close or a record shall be taken with respect to, such event. Such notice shall also set forth facts indicating the effect of such action (to the extent such effect may be known at the date of such notice) on the Purchase Price and the kind and amount of the shares of stock or other securities or property deliverable upon exercise of the Warrants. For purposes here of, a business day shall mean any day other than a Saturday, Sunday or any other day in which commercial banks are authorized by law to be closed in New York, New York.

         6.7. The form of Warrant Certificate need not be changed because of any change in the Purchase Price, the number of Warrant Shares issuable upon the exercise of a Warrant or the number of Warrants outstanding pursuant to this
Section 6, and Warrant Certificates issued before or after such change may state the same Purchase Price, the same number of Warrants, and the same number of Warrant Shares issuable upon exercise of Warrants as are stated in the Warrant Certificates theretofore issued pursuant to this Agreement. The Company may, however, at any time, in its sole discretion, make any change in the form of Warrant Certificate that it may deem appropriate and that does not affect the substance thereof, and any Warrant Certificates thereafter issued or countersigned, whether in exchange or substitution for an outstanding Warrant Certificate or otherwise, may be in the form as so changed. Failure to mail the notice or any defect in it shall make the transaction invalid and of no effect.

7.  Conversion Rights

         7.1. In lieu of exercise of any portion of the  Warrants as provided in
Section 2.1 hereof, the Warrants represented by this Warrant Certificate (or any portion thereof) may, at the election of the Holder, be converted into the nearest whole number of shares of Common Stock equal to: (1) the product of (a) the number of Warrants to be so converted, (b) the number of shares of Common Stock then issuable upon the exercise of each Warrant and (c) the excess, if any, of (i) the Market Price Per Share (as determined pursuant to Section 9.2) with respect to the date of conversion over (ii) the Purchase Price in effect on the business day next preceding the date of conversion, divided by (2) the Market Price Per Share with respect to the date of conversion.

         7.2. The conversion rights provided under this Section 7 may be exercised in whole or in part and at any time and from time to time while any Warrants remain outstanding. In order to exercise the conversion privilege, the Holder shall surrender to the Company, at its offices, this Warrant Certificate accompanied by a duly completed Notice of Conversion in the form attached hereto as Exhibit B. The Warrants (or so much thereof as shall have been surrendered for conversion) shall be deemed to have been converted immediately prior to the close of business on the day of surrender of such Warrant Certificate for conversion in accordance with the foregoing provisions. As promptly as practicable on or after the conversion date, the Company shall issue and shall deliver to the Holder (i) a certificate or certificates representing the number of shares of Common Stock to which the Holder shall be entitled as a result of the conversion, and (ii) if the Warrant Certificate is being converted in part only, a new certificate in principal amount equal to the unconverted portion of the Warrant Certificate.

8.  Voluntary Adjustment by the Company

         The Company may, at its option, at any time during the term of the Warrants, reduce the then current Purchase Price to any amount deemed appropriate by the Board of Directors of the Company and/or extend the date of the expiration of the Warrants. Whenever such a voluntary adjustment is made, the Company shall mail to the Holder a notice of the change, specifying the change and the period it will be in effect, at least 15 days prior to the date the change takes effect.

9.  Fractional Shares and Warrants; Determination of Market Price Per Share

         9.1. Anything contained herein to the contrary notwithstanding, the Company shall not be required to issue any fraction of a share of Common Stock in connection with the exercise of Warrants. Warrants may not be exercised in such number as would result (except for the provisions of this paragraph) in the issuance of a fraction of a share of Common Stock unless the Holder is exercising all Warrants then owned by the Holder. In such event, the Company shall, upon the exercise of all of such Warrants, issue to the Holder the largest aggregate whole number of shares of Common Stock called for thereby upon receipt of the Purchase Price for all of such Warrants and pay a sum in cash equal to the remaining fraction of a share of Common Stock, multiplied by its Market Price Per Share (as determined pursuant to Section 9.2 below) as of the last business day preceding the date on which the Warrants are presented for exercise.

         9.2. As used herein, the "Market Price Per Share" with respect to any date shall mean the closing price per share of Company's Common Stock on that day. The closing price for each such day shall be the last sale price regular way or, in case no such sale takes place on such day, the average of the closing bid and asked prices regular way, in either case on the principal securities exchange on which the shares of Common Stock of the Company are listed or admitted to trading, the last sale price, or in case no sale takes place on such day, the average of the closing bid and asked prices of the Common Stock on NASDAQ or any comparable system, or if the Common Stock is not reported on NASDAQ, or a comparable system, the average of the closing bid and asked prices as furnished by two members of the National Association of Securities Dealers, Inc. selected from time to time by the Company for that purpose. If such bid and asked prices are not available, then "Market Price Per Share" shall be equal to the fair market value of the Company's Common Stock as determined in good faith by the Board of Directors of the Company, on the basis of such relevant factors as it in good faith considers appropriate, and evidenced by a Board resolution.

10. Registration Rights

         10.1. No sale, transfer, assignment, hypothecation or other disposition of the Warrant Shares shall be made unless any such transfer, assignment or other disposition will comply with the rules and statutes administered by the Securities and Exchange Commission and (i) a registration statement under the Act, including such shares is currently in effect, or (ii) in the opinion of counsel satisfactory to the Company a current registration statement is not required for such disposition of the shares.

         10.2. The Company agrees that, at any time or times hereafter, as and when it intends to register any of its securities under the Act, whether for its own account and/or on behalf of selling stockholders (except in connection with an offering on Form S-8 or an offering solely related to an acquisition or exchange on a Form S-4 or any subsequent similar form) the Company will notify the Holder in writing of such intention (a "Registration Notice") at least 30 days before the anticipated filing date for such registration statement, and, upon request from the Holder, will cause the Warrant Shares designated by the Holder to be registered under the Act. The number of Warrant Shares to be included in such offering may be reduced if and to the extent that the underwriter of securities included in the registration statement and offered by the Company shall be of the opinion that such inclusion would adversely affect the marketing of the securities to be sold by the Company therein; provided, however, that the percentage of the reduction of such Warrant Shares shall be no greater than the percentage reduction of securities of other selling stockholders, as such percentage reductions are determined in the good faith judgment of the Company. The Company will use its reasonable best efforts to keep each such registration statement current for such period of time as is not otherwise burdensome to the Company, in no event to be less than 90 days.

         10.3. Any registration statement referred to in subsection 10.2 hereof shall be prepared and processed in accordance with the following terms and conditions:

              10.3.1. the Holder will cooperate in furnishing promptly to the Company in writing any information requested by the Company and that is available to the Holder in connection with the preparation, filing and processing of such registration statement.

              10.3.2. To the extent requested by an underwriter of securities included in a registration statement referred to in Subsection 10.2 hereof and offered by the Company, the Holder will defer the sale of Warrant Shares for a period commencing twenty (20) days prior and terminating one hundred eighty (180) days after the effective date of the registration statement, provided that any principal shareholders of the Company who also have shares included in the registration statement will also defer their sales for a similar period.

              10.3.3. The Company will furnish to the Holder such number of prospectuses or other documents incident to such registration as may from time to time be reasonably requested, and cause its shares to be qualified under the blue-sky laws of those states reasonably requested by the Holder.

              10.3.4. The Company will indemnify the Holder (and any officer, director or controlling person of the Holder) and any underwriters acting on behalf of the Holder against all claims, losses, expenses, damages and liabilities (or actions in respect thereof) to which they may become subject under the Act or otherwise, arising out of or based upon any untrue or alleged untrue statement of any material facts contained in any registration statement filed pursuant hereto, or any document relating thereto, including all amendments and supplements, or arising out of or based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein contained not misleading, and will reimburse the Holder (or such other aforementioned parties) or such underwriters for any legal and all other expenses reasonably incurred in accordance with investigating or defending any such claim, loss, damage, liability or action; provided, however, that the Company will not be liable where the untrue or alleged untrue statement or omission or alleged omission is based upon information furnished in writing to the Company by the Holder or any underwriter obtained by the Holder expressly for use therein, or as a result of the Holder's or any such underwriter's failure to furnish to the Company information duly requested in writing by counsel for the Company specifically for use therein. This indemnity agreement shall be in addition to any other liability the Company may have. The indemnity agreement of the Company contained in this paragraph 10.3.4 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any indemnified party and shall survive the delivery of and payment for the Warrant Shares.

              10.3.5.  The Holder will  indemnify  the Company (and any officer, director or controlling person of the Company) and any underwriters acting on behalf of the Company against all claims, losses, expenses, damages and liabilities (or actions in respect thereof) to which they may become subject under the Act or otherwise, arising out of or based upon any untrue or alleged untrue statement filed pursuant hereto, or any document relating thereto, including all amendments, and supplements, or arising out of or based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein contained not misleading, and will reimburse the Company (or such other aforementioned parties) or such underwriters for any legal and other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability, or action; provided, however, that the Holder will be liable as aforesaid only to the extent that such untrue or alleged untrue statement or omission or alleged omission is based upon information furnished in writing to the Company by the Holder or any underwriter obtained by the Holder expressly for use therein, or as a result of its or such underwriter's failure to furnish the Company with information duly requested in writing by counsel for the Company specifically for use therein. This indemnity agreement contained in this paragraph 10.3.5 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any indemnified party and shall survive the delivery of and payment for the Warrant Shares.

              10.3.6. Promptly after receipt by an indemnified party under this subsection 10.3 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party, promptly notify the indemnifying party of the commencement thereof, but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under this subsection
         10.4. In case any such action is brought against any indemnified party, and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate in, and, to the extent that it may wish jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this subsection 10.4 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof, other than reasonable costs of investigation or out-of-pocket expenses or losses or cost incurred in collaborating in the defense.

              10.3.7. Except as set forth in subsection 10.3.8, the Company shall bear all costs and expenses incident to any registration pursuant to this Section 10.

              10.3.8. The Holder shall pay any and all underwriters' discounts, commissions, brokerage fees and transfer taxes incident to the sale of any securities sold by such Holder pursuant to this Section 10, and shall pay the fees and expenses of any attorneys or accountants or other advisors retained by it.

              10.3.9. The provisions of Section 3.3 of this Agreement shall not apply to any registration of securities made pursuant to this Section 10.

11. Governing Law

         This Warrant Certificate shall be governed by and construed in accordance with the laws of the State of Delaware.

12. Notices to Company and Holder.
    ------------------------------

         Any notice or demand authorized by this Agreement to be given or made by the Holder to or on the Company shall be sufficiently given or made when and if deposited in the mail, first class or registered, postage prepaid, or when sent by nationally recognized overnight courier, in each case addressed as follows:

         If to the Company, to it at:
         350 West 300 South, Suite 201
         Salt Lake City, Utah 84101
         Attn: President

         with a copy to:
         Jay Bell
         Fabian & Clendenin
         215 South State Street, 12th Floor
         Salt Lake City, UT 84111


         If to Holder, to them at:
         John Luth
         Seabury Capital LLC
         540 Madison Avenue, 17th Floor
         New York, NY 10022

         With a copy to:
         Stephen L. Ganis, Esq.
         1234 Summer Street, 4th floor
         Stamford, CT 06905


13. Binding Effect, Etc. This Warrant Certificate constitutes the entire agreement of the parties with respect to its subject matter, and shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, representatives, successors and permitted assigns.

14. Counterparts. This Agreement and Warrant Certificate may be executed in multiple counterparts, each of which shall be deemed an original, but all of which taken together shall constitute on instrument.

         IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed by its officers thereunto duly authorized and its corporate seal to be affixed hereon, as of this 24th day of May 2001.

                                      KLEVER MARKETING, INC.

                                      By:  ____/d\s/___________________________
                                      Name:  Corey A. Hamilton
                                      Title: President




                  [SEAL]


Attest:


                                      Name:
--------------------------------------
Title:




                                      Accepted and Agreed to:
                                      SEABURY INVESTORS III, LIMITED PARTNERSHIP


                                      By: _______/s/____________________________
                                      Name:   John E. Luth
                                      Title:  General Partners
                                      Seabury Partners III, Limited Partnership

                                    EXHIBIT A

                               NOTICE OF EXERCISE



The undersigned hereby irrevocably elects to exercise, pursuant to Section 2 of the Warrant Certificate accompanying this Notice of Exercise, to receive ________ shares of Common Stock and herewith makes payment of the Purchase Price of such shares in full. The undersigned requests that a certificate for such shares be registered in the name of __________________________________, whose address is ____________________________, and that such shares be delivered to _____________________ whose address is _____________________________. If said number of shares is less than all of the shares of Common Stock purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such shares be registered in the name of __________________________, whose address is _________________, and that such
Warrant  Certificate  be  delivered  to  _________________,   whose  address  is
_________________________________________.

Dated: ____________________



------------------------------
Name of Holder



------------------------------
Signature



Address:

------------------------------

------------------------------

------------------------------

                                    EXHIBIT B

                              NOTICE OF CONVERSION





The undersigned hereby irrevocably elects to convert, pursuant to Section 7 of the Warrant Certificate accompanying this Notice of Conversion, _______ Warrants of the total number of Warrants owned by the undersigned pursuant to the accompanying Warrant Certificate into shares of the Common Stock of the Company (the "Shares").



The number of Shares to be received by the undersigned shall be calculated in accordance with the provisions of Section 7.1 of the accompanying Warrant Certificate.



Dated:_________________________________



--------------------------------
Name of Holder





--------------------------------
Signature



Address:


--------------------------------

--------------------------------

--------------------------------



+

                                  SCHEDULE III

                               Sample Calculations



Share of Total Purchase Price                                 $200,000



Divided by Class D per share price                               $8.50


# of Class D Shares owned by Investor subsequent
to conversion (Investor would use the date of
this Agreement for purposes of accruing dividends
payable on the Class D Shares)                                  23,530

                                   SCHEDULE IV
                                 Capitalization



                                                                  TABLE I
                                                           KLEVER MARKETING, INC.
                                                           PRINCIPAL SHAREHOLDERS
                                               As of March 31, 2001 on a Pre-Offering Basis 1

                                                           Common Shares Issuable
                                                            Upon Conversion of:
                                                                                                              Fully       Fully
                                            Outstanding       Convertible                   Option &        Diluted     Diluted
                                                 Common         Preferred   Convertible      Warrant         Common   Ownership
                                                 Shares      Shares 2,3,4        Debt 5     Shares 6         Shares  Percentage

Olson Farms & Affiliated Entities             2,029,809         1,304,176       152,778      112,000      3,598,762      18.62%
Paul Begum & Affiliated Entities              3,303,660            39,510             0      100,000      3,443,170      17.82%
Presidio Investors                                    0                 0     1,908,836            0      1,908,836       9.88%
Seabury Investors III, L.P.                           0         1,065,159             0      249,998      1,315,157       6.81%
Warner Family & Affililiated Entities           902,540                 0             0            0        902,540       4.67%
Ashton Family Trust                             421,504                 0             0            0        421,504       2.18%
Corey Hamilton                                        0                 0             0      400,000        400,000       2.07%
Other Existing Shareholders                   5,505,561           108,658             0    1,719,331      7,333,550      37.95%

TOTAL                                        12,163,074         2,517,502     2,061,614    2,581,329     19,323,519      100.0%

                                                                  TABLE II
                                                           KLEVER MARKETING, INC.
                                                           PRINCIPAL SHAREHOLDERS
                                          As of March 31, 2001 on a Pro Forma, Post-Offering Basis

                                                           Common Shares Issuable
                                                            Upon Conversion of:
                                                                                                              Fully       Fully
                                            Outstanding       Convertible                  Option &         Diluted     Diluted
                                                 Common         Preferred   Convertible     Warrant          Common   Ownership
                                                 Shares      Shares 2,3,4        Debt 5    Shares 6          Shares  Percentage

Olson Farms & Affiliated Entities             2,029,809         1,375,920       152,778     112,000       3,670,507      14.40%
Paul Begum & Affiliated Entities              3,303,660            43,375             0     100,000       3,447,035      13.53%
Presidio Investors                                    0                 0     1,908,836           0       1,908,836       7.49%
Seabury Investors III, L.P.                           0         1,169,355             0     338,484       1,507,839       5.92%
Warner Family & Affililiated Entities           902,540                 0             0           0         902,540       3.54%
Ashton Family Trust                             421,504                 0             0           0         421,504       1.65%
Corey Hamilton                                        0                 0             0     400,000         400,000       1.57%
Other Existing Shareholders                   5,505,561           119,287             0   1,719,331       7,344,179      28.82%
Class D Convertible Preferred Stock                   0         5,882,353             0           0       5,882,353      23.08%

TOTAL                                        12,163,074         8,590,290     2,061,614   2,669,815      25,484,793     100.00%


                                    Table III
                             KLEVER MARKETING, INC.
                         EQUITY CAPITALIZATION SUMMARY
                  As of March 1, 2001 on a Pre-Offering Basis
                                                                     # of
                                                                   Shares

Common Shares Outstanding                                      12,163,074
Class A Convertible Preferred Shares Outstanding                   53,014
Class B Convertible Preferred Shares Outstanding                   41,177
Class C Convertible Preferred Shares Outstanding                   43,940
Options and Warrants                                            2,581,329

1 The reader should be aware that the beneficial ownership figures set forth in this Schedule are not prepared in the format called for by, or pursuant to the rules of, the Commission and therefore do not conform to the presentation  in the  Company's  reports  filed  with  the  Commission.  If prospective investors desire clarification, an explanation of the differences in the presentation will be available by the Company on request.

2 Convertible preferred shares contain anti-dilution provisions that, among other things, provide for the adjustment of applicable conversion prices if the Company issues Additional Stock (as defined) at prices below the conversion prices then in effect. Table I reflects fully adjusted conversion prices for the existing preferred shares as of March 31, 2001 prior to the Offering. Table II reflects fully adjusted conversion prices for the existing preferred shares on a pro forma, post-offering basis assuming an Offering size of $5mm with a conversion price of $0.85 per share. However, the actual post-Offering conversion prices of the existing preferred shares will be determined by the actual size and price at which the Offering is completed.

3 The calculations of the conversion prices at which the Company's existing preferred shares are converted into common equity in the above tables include the impact of the assumed conversion of the Company's existing convertible debt into equity. If the convertible debt is repaid rather than converted into equity, the existing preferred shares would convert into fewer Common Shares, resulting in less dilution than shown above (see Note 4 below for additional information regarding the Company's convertible debt).

4 Excludes approximately $146,000 in accrued but undeclared and unpaid preferred dividends on existing preferred shares as of March 31, 2001. The Company has the option of paying these dividends in cash or by issuing additional preferred shares if and when dividends are declared.

5 For conservatism, analysis assumes that all existing convertible debt is converted into equity. The Company believes that the holders of this debt would agree to extend the maturity dates to 2002, and give the Company the option of repaying the debt rather than converting it into equity. This debt consists of two notes, both of which bear interest at the rate of 10% per annum. The first note is in the principal amount of $1,500,000 and currently matures on October 1, 2001. The second note is in the principal amount of $150,000, and currently matures on August 26, 2001.

6 Represents total outstanding options and warrants, both vested and unvested, and both in-the-money and out-of-the money. The weighted average exercise/strike price of existing options and warrants is approximately $1.37.

7 Assumes Offering Size of $5 million at an effective common stock conversion price of $0.85.

                                   SCHEDULE V

              Certificate of Designation Of Rights, Privileges and
                         Preferences of Class C Shares


         The undersigned, Corey A. Hamilton, hereby certifies that:

         A. He is the duly elected and acting President and Chief Executive Officer of Klever Marketing, Inc., a Delaware corporation (hereafter the "Corporation");

         B. The following resolutions of the Board of Directors of the Corporation, duly adopted as of January 2, 2001 pursuant to Section 151 of the General Corporation Law of the State of Delaware and Article IV of the Corporation's Certificate of Incorporation set forth the rights, preferences and privileges of the various series of Corporation's Class C Voting Preferred Stock.

         Pursuant to the provisions of its Certificate of Incorporation, the Corporation hereby authorizes and establishes a series of its preferred stock, par value $.01 per share, consisting of 125,000 shares, to be known as "Class C Voting Preferred Stock," having the following designations, rights and preferences:

         1. Designation and Amount. Of the 2,000,000 shares of preferred stock of the Corporation, par value $.01 per share, as authorized by Article IV of the Corporation's Certificate of Incorporation, 125,000 shares are hereby designated "Class C Voting Preferred Stock" (the "Class C Shares").

         2. Definitions. For purposes of this Certificate, the following terms shall have the following definitions:

         2.1 "Class C Shares" shall mean the Class C Voting Preferred Stock.

         2.2 "Preferred Stock" shall mean the Class C Shares and all other authorized Preferred Shares, collectively.

         2.3 "Common Stock" shall mean the Corporation's authorized shares of Common Stock.

         2.4 "Liquidation Preference" for Class C Shares shall be the Original Issue Price, plus in each case any accrued but unpaid dividends on such shares, if any, appropriately adjusted for combinations, splits, dividends or distributions of shares of stock (a "Share Combination or Division") with respect to such shares.

         2.5 "Redemption Price" for the Class C Shares, are set forth in Section
6.1 hereof.

         2.6 "Original Issue Date" shall mean January 2, 2001.

         2.7 "Original Issue Price" of the Class C Shares is Six Dollars and sixty cents ($6.60) per share.

         2.8 "Act" shall mean the General Corporation Law of the State of Delaware, as amended.

         3. Dividends. The holders of Class C Shares shall be entitled to receive when and as declared by the Board of Directors of the Corporation out of any funds at the time legally available therefore dividends at the rate of the Original Issue Price divided by 11.8181818 per share per annum, payable semi-annually on the first day of January and July of each year. Such dividends shall accrue on each such share from the date of its original issuance and shall accrue from day to day, whether or not earned or declared. Such dividends shall be cumulative and may be paid in cash or in kind through the distribution of
 .0425 Class C Shares for each outstanding Class C Share, on each dividend payment date; provided, that if such dividends in respect of any period shall not have been paid or declared and set apart for payment for all outstanding Class C Shares by each payment date, then until all unpaid dividends thereon shall be paid or set apart for payment to the holders of such shares, the Corporation may not pay, declare or set apart any dividend or other distribution on its shares of Common Stock or other shares junior to the Class C Shares, nor may any other distributions, redemptions or other payments be made with respect to the shares of Common Stock or other junior shares. In addition to the foregoing, each holder of a Class C Share shall be entitled to receive, when and as declared, a dividend equal to each dividend declared and paid on the shares of Common Stock, on a share for share basis, so the holders of the Class C Shares shall be entitled to participate equally on a share for share basis with the holders of the shares of Common Stock. If there is a share split or dividend on the Common Stock, then the Class C Share dividends shall be adjusted as if a similar split or dividend had occurred with respect to the Class C Shares. No other right to dividends shall accrue to holders of Class C Shares as a result of a failure to declare or pay dividends with respect to any period.

         4. Voting Rights. Except as otherwise expressly provided herein or as required by law, and unless the Act provides for the holders of Class C Shares to vote separately from the holders of shares of Common Stock on a matter, the holder of each Class C Share shall be entitled to one vote for each share of Common Stock into which such Class C Shares could then be converted (with any fractional share determined on an aggregate conversion basis being rounded up or down to the nearest whole share) and shall have voting rights and powers equal to the voting rights and powers of a holder of shares of Common Stock. The holders of Class C Shares shall vote with the holders of shares of Common Stock and not as a separate class, and shall be entitled to notice of any shareholders meeting in accordance with the Bylaws of the Corporation.

         5. Liquidation Rights. In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, distributions to the shareholders of the Corporation shall be made in the following manner.

         5.1 Class C Shares. The holders of Class C Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of shares of Common Stock or any other Preferred Stock that are not expressly deemed to be on a par with or senior to the Class C Shares, an amount equal to their Liquidation Preference for each Class C Share then held by them. For this purpose, Preferred Stock Classes A and B, shall be on a par with Class C Shares. If such assets and funds are insufficient to permit the payment to the holders of Class C Shares of such full preferential amount, then the entire assets and funds of the Corporation legally available for distribution shall be distributed pro-rata among the holders of the Class C Shares and Preferred Stock Classes A and B in the proportion to their ownership of Class C Shares based upon their respective Liquidation Preferences.

         5.2 Remaining Liquidation Rights. After payment to the holders of Class C Shares and other Preferred Stock on a par with or senior to Class C Shares of the amounts set forth in Section 5.1 above, the entire remaining assets and funds of the Corporation legally available for distribution, if any, shall be distributed among the holders of all outstanding shares of Common Stock pro-rata, based on the number of shares of Common Stock held by each holder.

         5.3 Consolidation, Merger, Sale of Assets. Neither the consolidation or the merger of the Corporation into or with any other entity or entities, nor the sale or transfer by the Corporation of all or substantially all of its assets, shall be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of the provisions of this Section 5, unless such sale, lease or conveyance shall be in connection with a plan of liquidation, dissolution, or winding up of the Corporation.

         6.  Redemption.   The  Class  C  Shares  shall  be  redeemable  by  the
Corporation, in whole or in part, at the option of the Board of Directors of the Corporation, at any time and from time to time on or after July 2, 2004.

         6.1 Redemption Price. The Redemption Price of the Class C Shares shall be the Original Issue Price, together with accrued but unpaid dividends on such shares, if any. The date fixed by the Corporation for any such redemption is herein called the "Redemption Date". In the event of a redemption of only a part of the Class C Shares then outstanding, the Corporation shall effect a redemption of Class C Shares pro-rata among the holders of such Shares .

         6.2 Redemption Procedure. At least thirty (30) days prior to each Redemption Date, the Corporation shall give written notice of such redemption to each holder of record of the Class C Shares. Written notice shall be by certified mail enclosed in a postage paid envelope addressed to such holder at such holder's address as the same shall appear on the books of the Corporation. Such notice shall (i) state that the Corporation has elected to redeem such shares pursuant to Section 5.1 hereof, (ii) state the Redemption Date, and (iii) call upon such holder to surrender to the Corporation on or after such date at its principal office in Salt Lake City, Utah (or at such other place as may be designated by the Corporation) certificate or certificates representing the number of Class C Shares to be redeemed in accordance with such notice. On or after the Redemption Date, each holder of Class C Shares to be so redeemed shall present or surrender the certificate or certificates for such shares to the Corporation at the place designated in such notice and, thereupon, the Redemption Price of such shares shall be paid to, or to the order of, the person whose name appears on such certificate or certificates as the owner thereof. From and after the Redemption Date, unless default shall be made by the Corporation in providing for the payment of the Redemption Price pursuant to such notice, all rights of the holders of the Class C Shares so redeemed, except the right to receive the Redemption Price (but without interest thereon) shall cease and terminate.

         6.3 Reissue of Redeemed Shares. Unless the Board of Directors of the Corporation shall determine otherwise with respect to a specific transaction, Class C Shares redeemed by the Corporation shall not be retired but shall constitute authorized but unissued shares that may be reissued by the Corporation as it sees fit.

         7. Conversion. The holders of the Class C Shares shall have conversion rights as follows (the "Conversion Rights"):

         7.1 Right to Convert/Automatic Conversion.

         (a) Each Class C Share shall be convertible, at the option of the holder thereof, at any time after the Original Issue Date, at the office of the Corporation or any transfer agent for the Class C Shares, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price for the Class C Shares at the time in effect. The initial Conversion Price for the Class C Shares shall be the Original Issue Price divided by ten (10); provided, however, that the Conversion Price shall be subject to adjustment as set forth in this Section 7.

         (b) Each Class C Share shall automatically be converted into shares of Common Stock at the then effective Conversion Price (i) immediately prior to the closing of the Corporation's sale of shares of its Common Stock to the public in a bona fide, underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, in which (a) the aggregate price paid for such shares by the public is at least $25 million and (b) the price paid by the public for such shares (before deduction of underwriting discounts and registration expenses) results in a market valuation of the Corporation of at least $200 million, or (ii) promptly upon receipt of the affirmative vote of the holders of two-thirds of the outstanding Class C Shares.

         7.2 Mechanics of Conversion.

         (a) To convert Class C Shares, the holder thereof shall surrender the certificate or certificates representing such shares, duly endorsed, at the principal corporate office of the Corporation or of any transfer agent for the Class C Shares, and shall give written notice to the Corporation at its principal corporate office of the election to convert the same and shall state therein the name or names in which the certificate or certificates for Common Shares are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class C Shares, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid, and a check payable to the holder in the amount of any cash amounts payable to the holder in lieu of fractional shares, as provided in Section 7.7. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the certificate representing the Class C Shares to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date.

         (b) In the event of an automatic conversion pursuant to Section 7.1(b) the Class C Shares shall not be deemed to be converted until immediately prior to the closing of such sale of securities or one business day after the completion of the vote referenced in clause (ii) of Section 7.1(b). Upon the closing of such an offering or the day after the completion of the vote, the outstanding Class C Shares shall be converted automatically without further action by the holders of said shares and whether or not the certificates representing said shares are surrendered to the Corporation or its transfer agent; provided, however, the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon conversion of any Class C Shares unless certificates evidencing such Class C Shares are either delivered to the Corporation or any transfer agent, or the holder notifies the Corporation that said certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation against any loss incurred by it in connection therewith. Upon the occurrence of the automatic conversion, the holders of Class C Shares shall surrender the certificates representing the shares at the office of the Corporation or of any transfer agent for the Class C Shares. Thereupon, there shall be issued and delivered to such holder, promptly at such office and in such holder's name as shown on such surrendered certificate or certificates (or such other name as such holder may designate), a certificate or certificates for the number of shares of Common Stock into which the Class C Shares surrendered were convertible on the date on which the event effecting the automatic conversion occurred.

         7.3 Conversion Price Adjustment. The Conversion Price of the Class C Shares shall be subject to adjustment from time to time as follows:

         (a) (i) If the Corporation shall issue any "Additional Stock" (as defined in Section 7.3(b) below) for a consideration per share less than the Conversion Price of the Class C Shares in effect immediately prior to the issuance of such Additional Stock, then the applicable Conversion Price for the Class C Shares in effect immediately prior to each such issuance shall forthwith be adjusted to a price determined by dividing the aggregate consideration received by the Corporation for all Additional Stock issued by the Corporation during the preceding 12 month period, including the consideration to be received by the Corporation for the issuance of such Additional Stock, by the aggregate number of shares of Additional Stock issued during such preceding 12 month period, including the number of shares of Additional Stock to be issued in the new issuance. Immediately after any shares of Additional Stock are deemed to be issued pursuant to Section 7.3(a)(v), such shares of Additional Stock shall be deemed to be outstanding.

         (ii) No adjustment of the applicable Conversion Price shall be made in an amount less than one cent ($.01) per share, provided that any adjustments which are not required to be made by reason of this sentence shall be carried forward and shall be made at the time of and together with any subsequent adjustment which, on a cumulative basis, amounts to an adjustment of one cent ($0.01) per share or more in the Conversion Price. Except to the limited extent provided for in Sections 7.3(a)(v)(3) and 7.3(a)(v)(4), no adjustment of such Conversion Price pursuant to this Section 7.3(a) shall have the effect of increasing such Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

         (iii) In the case of the issuance of shares of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefore before deducting any discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof.

         (iv) In the case of the issuance of shares of Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Directors irrespective of any accounting treatment.

         (v) In the case of the issuance of options to purchase or rights to subscribe for shares of Common Stock, securities by their terms convertible into or exchangeable for shares of Common Stock, or options to purchase or rights to subscribe for such convertible or exchangeable securities (that are not expressly excluded from the definition of Additional Stock), the following provisions shall apply:

         (1) The aggregate maximum number of shares of Common Stock deliverable upon exercise of such options to purchase or rights to subscribe for shares of Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in Sections 7.3(a)(iii) and 7.3(a)(iv)), if any, received by the Corporation upon the issuance of such options or rights plus the minimum purchase price provided in such options or rights for the shares of Common Stock covered thereby.

         (2) The aggregate maximum number of shares of Common Stock deliverable upon conversion of or in exchange for any such convertible or exchangeable securities, or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion of or exchange thereof, shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration, if any, received by the Corporation for any such securities, or for any such options or rights, plus the minimum additional consideration, if any, to be received by the Corporation upon the conversion or exchange of related securities, for such shares of Common Stock (the consideration in each case to be determined in the manner provided in Sections 7.3(a)(iii) and 7.3(a)(iv)).

         (3) In the event of any change in the number of shares of Common Stock deliverable or any increase in the consideration payable to the Corporation upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, including, but not limited to, a change resulting from the antidilution provisions thereof, the Conversion Price of the Class C Shares obtained with respect to the adjustment which was made upon the issuance of such options, rights or securities, and any subsequent adjustments based thereon, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of shares of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such related securities.

         (4) Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Price of the Class C Shares obtained with respect to the adjustment which was made upon the issuance of such options, rights or securities or options or rights related to such securities, and any subsequent adjustments based thereon, shall be recomputed to reflect the issuance of only the number of shares of Common Stock actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights and conversion or exchange of such related securities.

         (b) "Additional Stock" shall mean any shares of Common Stock issued either directly or upon exercise or conversion of a derivative instrument (or deemed to have been issued pursuant to Section 7.3(a)(v)) by the Corporation after the Original Issue Date other than:

         (i) Shares of Common Stock issued pursuant to a transaction described in subsection 7.3(c) hereof;

         (ii) Shares of Common Stock issuable or issued to employees, officers, directors or consultants of the Corporation directly or pursuant to a stock option plan or agreement or restricted stock plan or agreement approved by the Board of Directors of the Corporation, when the total number of shares of Common Stock so issuable or issued does not exceed seven hundred fifty thousand (750,000) shares (appropriately adjusted to reflect subsequent Share Combinations or Divisions, and net of any such shares repurchased by the Corporation at cost upon termination of employment or services, and net of any such options which may expire unexercised);

         (iii) Shares of Common Stock issued or issuable in connection with debt or lease financings approved by the Board of Directors;

         (iv) Shares of Common Stock issued or issuable in connection with any acquisition approved by the Board of Directors;

         (v) Shares of Common Stock issued or issuable upon conversion of the Preferred Stock Classes A or B or C;

         (vi) Common Stock issued or issuable as dividend payments or accruals; or (vii) Shares of Common Stock issued prior to the Original Issue Date or pursuant to subscription agreements entered into by the Corporation prior to the Original Issue Date.

         (c) In the event the Corporation should at any time or from time to time after the Original Issue Date fix a record date to effect a split of the outstanding shares of Common Stock or the determination of holders of shares of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such split, dividend or distribution if no record date is fixed), the Conversion Price shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each Class C Share shall be increased in proportion to such increase of outstanding shares (and/or shares deemed to be outstanding as determined in accordance with Section 7.3(a)(v)).

         (d) If the number of shares of Common Stock outstanding at any time after the Original Issue Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each Class C Share shall be decreased in proportion to such decrease in the number of outstanding shares of Common Stock .

         7.4 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date, the shares of Common Stock issuable upon the conversion of the Class C Shares are changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a share combination or division provided for elsewhere in this Section 7), in any such event each holder of the Class C Shares shall have the right thereafter to convert such shares into the kind and amount of securities and property receivable upon such recapitalization, reclassification or other change by holders of the shares of Common Stock into which such Class C Shares could have been converted immediately prior to such recapitalization, reclassification or change. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 7 with respect to the rights of holders of Class C Shares after such recapitalization, reclassification or the like to the end that the provisions of this Section 7 (including adjustment of the Conversion Price then in effect and the number of shares of Common Stock receivable upon conversion of the Class C Shares) shall be applicable after that event and be as nearly equivalent as possible.

         7.5 Reorganizations, Mergers, Sale of Assets. If at any time or from time to time after the Original Issue Date the Corporation effects a merger, sale or conveyance of all or substantially all of the assets of the Corporation, or similar reorganization (other than a reclassification, exchange or substitution provided for in Section 7.4), then as a part of such merger, sale or conveyance of assets, or other reorganization provision shall be made so that the holders of Class C Shares shall thereafter be entitled to receive upon conversion of the Class C Shares the number of shares of stock or other securities or property of the Corporation to which a holder of the number of shares of Common Stock deliverable upon conversion of such Class C Shares would have been entitled upon such merger, sale or conveyance of assets or other reorganization, subject to adjustment in respect of such stock or securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 7 with respect to the rights of the holders of Class C Shares after the merger, sale or conveyance of assets or other reorganization to the end that the provisions of this Section 7 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Class C Shares) shall be applicable after that event and be nearly equivalent as practicable.

         7.6 No Impairment. The Corporation will not, without the approval of the holders of Class C Shares as required under Section 8, by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 7 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights against impairment.

         7.7 No Fractional Shares. No fractional shares shall be issued upon conversion of any of the Class C Shares, and the number of shares of Common Stock to be issued upon conversion shall be rounded down to the nearest whole share. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay the holder cash equal to the fraction multiplied by the fair market value of one share of Common Stock immediately prior to the conversion, as determined by the Board of Directors in good faith. Whether or not fractional shares are issuable upon such conversion shall be determined on the basis of the total number of Class C Shares the holder is at the time converting into shares of Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

         8. Protective Provisions for Class C Shares. As long as at least an aggregate of fifty thousand (50,000) of the Class C Shares (as appropriately adjusted for Share Combinations or Divisions) shall be outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law) of the holders of not less than a majority of the total number of Class C Shares then outstanding, voting together as one class:

         8.1 Certain Class C Share Changes. Amend or repeal any provision of, or add any provision to, the Corporation's certificate of incorporation or bylaws, if such action would alter or change the rights, preferences, privileges or restrictions of the Class C Shares;

         8.2 Senior or Parity Securities. Issue shares of any series or class of stock having any preference or priority as to dividends, assets or other rights superior to or on a parity with any such preference or priority enjoyed by the holders of the Class C Shares.

         8.3 Dividends. Declare or pay any dividends on account of shares of Common Stock, except for share dividends issued pro rata to the holders of shares of Common Stock;

         8.4 Redemption. Purchase or redeem any capital stock of the Corporation except pursuant to Section 6 hereof or through a purchase or redemption of shares of Common Stock from an officer, employee, director or consultant of the Corporation upon termination of employment or services pursuant to the terms of a stock purchase or stock option plan or agreement.

         9. Notices. Subject to any rights that may be conferred upon any shares of Preferred Stock, each outstanding share of Common Stock shall be entitled to one vote on each matter to be voted on by the shareholders of the Corporation and the holders of the shares of Common Stock shall be entitled to receive the net assets of the Corporation upon dissolution.

         9.1 Notices of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, or right to purchase or otherwise acquire any securities or property of the Corporation, or any other right (other than the right to vote shares), the Corporation shall mail to each holder of the Class C Shares at least fifteen (15) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or rights, and the amount and character of such dividend, distribution or right.

         9.2 Manner of Notice. Any notice required or permitted to be given by the provisions of this Certificate of Incorporation to the holders of Class C Shares (or any Class thereof) shall be given in writing and shall be deemed to have been duly given if delivered personally or when mailed by registered or certified mail, postage prepaid, to each such holder of record of Class C Shares at such holder's address appearing on the books of this Corporation.

         IN WITNESS WHEREOF, Klever Marketing, Inc., has caused this Certificate to be executed this 2nd day of January, 2001, by its undersigned duly authorized officer.

                             KLEVER MARKETING, INC.




                             By: /s/Corey A. Hamilton
                                --------------------------------
                                 Corey A. Hamilton
                                 Its:  President/CEO

                             SUBSCRIPTION AGREEMENT


         This Subscription Agreement (the "Agreement') is entered into and effective as of the 11th day of February, 2000, by and among Klever Marketing, Inc., a Delaware corporation (the "Company"), and the persons and entities executing the "Investor Signature Page" attached as Exhibit "A" to this Agreement. The persons and entities which invest in the Company pursuant to this Agreement are hereinafter collectively referred to as the "Investors" and severally as an "Investor."


                                    SECTION 1

                              SUBSCRIPTION AND SALE
                              ---------------------

         1 1 Subscription and Sale. Each Investor hereby subscribes for and agrees to purchase from the Company, and the Company shall issue and sell to each Investor which has received the prior approval of the Board of Directors of the Company, the number of shares of Class A Voting Preferred Stock of the Company, Series 1, par value $.0l per share (the "Class A Preferred Shares") set forth on the Investor Signature Page executed by such Investor, on the terms and subject to the conditions set forth in this Agreement, free and clear of all assessments, security interests, claims, options, or other charges or restrictions (collectively, the "Liens"). The Company's agreements with each of the Investors is an independent agreement, and each of sale of the Class A Preferred Shares to an Investor is an independent sale.


         1.2 Purchase Price. Simultaneously with the execution of this Agreement by an Investor and in frill consideration of the issuance by the Company of the number of Class A Preferred Shares set forth on the Investor Signature Page executed by such Investor, said Investor shall wire to the Company pursuant to the wire instructions set forth in Exhibit "B" attached hereto an amount equal to the number of Class A Preferred Shares purchased by said Investor multiplied by US$26.00 (the "Purchase Price&').

         1.3 Closing. The purchase and sale of the Shares and the consummation of the other transactions contemplated by this Agreement (the "Closing") shall occur at the offices of Parsons Behle & Latimer, 201 South Main Street, Suite

1800, Salt Lake City, Utah, or at such other location as the parties shall agree upon, as soon after the date hereof as is feasible following the satisfaction or waiver of all conditions to the obligations of the parties hereto to consummate the transactions contemplated by this Agreement (other than conditions with respect to actions the respective parties will take at the Closing). 1.4 Deliveries. 1.4.1. At the Closing, the Company shall deliver or cause to be delivered to each Investor (i) a certificate or certificates representing the Class A Preferred Shares being sold by the Company to such Investor hereunder; and (ii) all of the documents, certificates and instruments required to be delivered, or caused to be delivered, by the Company or an officer of the Company pursuant to this Agreement, and each Investor shall deliver or cause to be delivered to the Company all of the documents, if any, required to be delivered by each Investor pursuant to this Agreement.

                                    SECTION 2

                         REPRESENTATIONS AND WARRANTIES
                         ------------------------------
                             CONCERNING THE COMPANY
                             ----------------------

         The Company represents and warrants to, and covenants and agrees with, each Investor, with the understanding that each Investor is relying on such representations, warranties and covenants in entering into this Agreement, that, except as described in (i) the Private Placement Memorandum of 'clever Marketing, Inc., dated January, 2000, (including the most recent Forms 10-KSB and 10-QSB of the Company, the "PPM"), or (ii) a letter from Seabury Securities LLC dated January 20, 2000 addressed to 'clever Marketing, Inc., Attn; Paul 0. Begum, the following statements are true and correct:

         2.1 Organization and Good Standing. The Company has been duly organized and is existing as a corporation in good standing under the laws of the State of Delaware with frill power and authority (including frill corporate power and authority) to own and lease its properties and to conduct its business as currently conducted. The Company has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each jurisdiction where the ownership or lease of its assets or the operation of its business requires such qualification, except where the failure to be so qualified would not have a material adverse effect on the business, operations, property or financial condition of the Company.

         2.2 Authorization of Transaction. The Company has frill power and authority (including frill corporate power and authority) to execute and deliver this Agreement and the instruments to be delivered pursuant to this Agreement and to perform its obligations hereunder. Without limiting the generality of the foregoing, the board of directors of the Company has duly authorized the execution, delivery, and performance of this Agreement by the Company. This Agreement constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms and conditions.

         2.3 Noncontravention. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not
(i) conflict with or result in a breach or violation of any term or provision Of or constitute a default under (with or without notice or passage of time, or both), or otherwise give any person a basis for accelerated or increased rights or termination or nonperformance under, any loan or credit agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or affected or to which any of the property or assets of the Company is bound or affected, (ii) result in the violation of the provisions of the Certificate of Incorporation or Bylaws of the Company or any legal requirement applicable to or binding upon it, (ii) result in the creation or imposition of any lien upon any property or asset of the Company or (iv) otherwise materially adversely affect the contractual or other legal rights or privileges of the Company.

         2.4 Capitalization. The authorized capital stock of the Company consists solely of 20,000,000 shares of common stock, of which 11,909,252 shares are, and as of the Closing Date, will be, issued and outstanding, and 2,000,000 shares of preferred stock, none of which are issued or outstanding prior to the issuances contemplated herein. All of the Class A Preferred Shares have been duly authorized and validly issued and are frilly paid and nonassessable. There are no existing options, warrants, right, calls or commitments of any character relating to the Class A Preferred Shares or any other capital stock or securities of the Company, and there are no outstanding securities or other instruments convertible into or exchangeable for the Class A Preferred Shares or any other capital stock or securities of the Company and no commitments to issue such securities or instruments and no person has any right of first refusal, preemptive right, subscription right or similar right with respect to any Class A Preferred Shares or any other capital stock or securities of the Company, other then as set forth in the Stockholders Agreement, dated the 1l~ day of February, 2000, by and among the parties hereto.

         2.5 Financial Statements. The financial statements contained in the PPM (the "Financial Statements") present fairly and accurately the financial condition of the Company on the dates and for the periods specified therein, and have been prepared in conformity with generally accepted accounting principles applied on a consistent basis. The Financial Statements, the PPM and the interim unaudited financial statements in the Company's Quarterly Report on Form 10-QSB for the period ended September 30, 1999 are true and correct in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact; provided, that the Company makes no representations or warranties with respect to the future results of the Company's operations because various risks and uncertainties may impact the accuracy of the PPM, and actual operating results may differ materially from those projected by the Company.

         2.6 Subsequent Events. Since September 30, 1999, there has not been (i) any material and adverse change in the condition (financial or otherwise), operations, results of operations, assets, liabilities, business, or prospects of the Company taken as a whole; (ii) any material liability or obligation (contingent or otherwise) incurred by the Company, other than current liabilities or obligations or capital leases incurred in the ordinary course of business; or (iii) any change in the accounting methods or practices followed by the Company.

         2.7 Disclosure. The PPM when issued and as amended or supplemented will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the

Company makes no representation or warranty as to information contained in the PPM which was furnished by the Investor in writing specifically for inclusion therein.

                                    SECTION 3

                 REPRESENTATIONS AND WARRANTIES OF THE INVESTORS
                 -----------------------------------------------

         Each of the Investors severally hereby represents and warrants to, and covenants and agrees with, the Company, as to such Investor only, with the understanding that the Company is relying on such representations, warranties and covenants in entering into this Agreement, that:

         3.1 Authorization of Transaction. The Investor has frill power and authority (and if an entity, frill power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Investor, enforceable in accordance with its terms and conditions.

         3.2 Noncontravention. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not
(i) conflict with or result in a breach or violation of any term or provision of or constitute a default under (with or without notice or passage of time, or both), or otherwise give any person a basis for accelerated or increased rights or termination or nonperformance under, any loan or credit agreement, lease, license or other agreement or instrument to which the Investor is a party or by which the Investor is bound or affected or to which any of the property or assets of the Investor is bound or affected, (ii) if the Investor is an entity, result in the violation of the provisions of the Investor's charter or any legal requirement applicable to or binding upon it, (ii) result in the creation or imposition of any lien upon any property or asset of the Investor or (iv) otherwise materially adversely affect the contractual or other legal rights or privileges of the Investor.

         3.3 Receipt of Information. The Investor has received from the Company, and has reviewed, the PPM, the Company's Annual Report on Form 1 0-KSB for the year ended December 31, 1998, and the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1999.

         3.4 Investment Intent. The Investor is acquiring the Shares for investment purposes only, for its own account and not as a nominee or agent for any other person, and not with a view to or for resale in connection with any distribution thereof within the meaning of the Securities Act of 1933, as amended (the "Act"). If this subscription is being made on behalf of an employee benefit plan or for a person's individual retirement account, to the best of the knowledge of the person executing this subscription (i) neither the Company nor any of its affiliates is a fiduciary within the meaning of Section 3(21) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), with respect to such plan or account, (ii) the Company is not a "party-in-interest" or a "disqualified person" as defined in ERISA Section 3(14) and Section 4975(e)(2) of the Internal Revenue Code of 1986, respectively, with respect to such plan or account, and (iii) the person executing this subscription has taken into account the requirements of prudence, diversification and other fiduciary responsibilities contained in ERISA, to the extent applicable.

         3.5 Disclosure of Information. The Investor has received all the information it considers necessary or appropriate for deciding whether to purchase the Shares to be purchased by it hereunder. Each Investor has had an opportunity to ask questions and receive answers from the Company and its officers and directors regarding the Company, the Financial Statements, the documents filed by the Company with the Securities and Exchange Commission, the PPM, and the terms and conditions of the offering of the Shares.

         3.6 Accredited Investor. The Investor is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D promulgated by the Securities and Exchange Commission under the Act.

         3.7 Investment Experience. The Investor has experience as an investor in securities of companies in the development stage and acknowledges that it has no need for liquidity in the Shares, is frilly able to bear the economic risk of making an investment in the Shares for an indefinite period of time and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of this investment in the Shares.

         3.8 Restricted Securities. The Investor understands that the Shares are "restricted securities" as defined by and under the Act and that such Shares may be resold without registration under the Act only in certain limited circumstances. In this connection, the Investor is familiar with Rule 144 promulgated under the Act, as presently in effect, and understands the resale limitations imposed thereby and by the Act.

         3.9 Further Limitations on Disposition. Without in any way limiting the representations set forth above, the Investor further agrees not to make any disposition of all or any portion of the Shares unless and until:

              3.9.1 there is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

              3.9.2 (i) such Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a statement of the circumstances surrounding the proposed disposition, and (ii) such Investor shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of the Shares under the Act.

         3.10 Legends. The Investor acknowledges and understands that the certificates evidencing the Shares may bear the legend set forth below, together with other legends required by the laws of the State of Utah or any other state:

                  THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN

                  REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT")

                  AND MAY NOT BE OFFERED, SOLD OR OTHERWISE

                  TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND

                  UNTIL REGISTERED UNDER THE ACT OR, IN THE OPINION OF

                  COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE

                  ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR

                  TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE

                  THEREWITH.

         The legend set forth above shall be removed by the Company from any certificate evidencing the Shares upon delivery to the Company of an opinion by counsel, in form and substance reasonably satisfactory to the Company, that a registration statement under the Act is at that time in effect with respect to the legended security or that such security can be freely transferred in a public sale without such a registration statement being in effect and that such transfer will not jeopardize the exemption or exemptions from registration pursuant to which the Shares were issued.

         3.11 Placement Agent. The Investors acknowledge that the Company has retained the services of Seabury Securities, LLC ("Seabury") in connection with the transactions contemplated by this Agreement.

                                   SECTION 4

                                    SURVIVAL
                                    --------

         4.1 Survival of Representations and Warranties. The representations, warranties and covenants made herein by any party and in any document or certificate delivered by any party pursuant to this Agreement shall be deemed to have been relied upon by the appropriate party, shall survive until the expiration of the applicable statute of limitations, or any extensions thereof, and shall be and continue in effect notwithstanding any investigation made by any party.

                                    SECTION 5

                              CONDITIONS PRECEDENT
                              --------------------

         5.1 Conditions to the Investors' Obligations. The obligation of the Investor to purchase the Shares is subject to the satisfaction, prior to or at the Closing, of the following conditions, any of which may be waived in whole or in part by each Investor:

              5.1.1 Accuracy of Representations and Warranties. The representations and warranties made by the Company in this Agreement, or in any certificate or document delivered pursuant to the provisions hereof shall be correct in all material respects on or as of Closing, and the Company shall have performed all of its covenants set forth herein.

              5.1.2 Litigation. The Company shall not be a party to, or be threatened by, any litigation, claim or proceeding of whatever type or description relating to this Agreement or the transactions contemplated herein, which seeks to restrain, prohibit, or otherwise challenge this Agreement or the transactions contemplated herein, or which in the reasonable judgment of the Purchaser would materially affect the desirability of carrying out this Agreement.

              5.1.3 No Material Change. No event shall have occurred, and no condition shall exist, which has a material adverse effect on the Company.

              5.1.4 Deliveries. The Company shall have delivered to the Investor the instruments, agreements, documents and schedules required by this Agreement.

                                    SECTION 6

                                 INDEMNIFICATION
                                 ---------------

         6.1 Indemnification of Investor. The Company hereby indemnifies and holds the Investor, and its agents, consultants, partners and advisors harmless from and against, any and all losses, claims, damages, taxes (of any nature), or other liabilities which arise out of or result from any misrepresentation or breach of any warranty, representation or covenant of the Company in this Agreement.

         6.2 Indemnification of the Company. The Investor hereby severally indemnifies and holds the Company and its directors, officers, representatives, employees, agents, consultants and advisors harmless from and against any and all losses, claims, damages, taxes (of any nature), or other liabilities which arise out of or result from any misrepresentation or breach of any warranty, representation or covenant of the Investor m this Agreement.

         6.3 Indemnification Procedure. If any action is commenced against, or claim is made by, an indemnified party under this Section 6, the indemnified party shall give notice to the indemnifying party of such action or claim covered by this indemnity within thirty (30) days following the indemnified party's knowledge thereof To the extent that failure to give such notice unduly prejudices the indemnifying party and causes additional damages to be incurred, the indemnifying party shall not be liable for such additional damages. The failure to give such notice will not relieve the indemnifying party from any liability which it may otherwise have to the indemnified party whether arising hereunder or otherwise. With respect to each such notice, the indemnifying party shall immediately retain counsel satisfactory to the indemnified party and take such other actions as are necessary to defend the indemnified party or to discharge the indemnity obligations hereunder. The affected Investor and the Company shall participate in all decisions regarding the defense of any action to be taken concerning the indemnified obligations or the discharge thereof

                                    SECTION 7

                                    COVENANTS
                                    ---------

         7.1 Financial Statements. From the date hereof through December 31, 2004, the Company shall deliver to each Investor, for so long as such Investor is a holder of the Class A Preferred Shares, (i) as soon as available, and in any event within one hundred twenty (120) days after the dose of each fiscal year, consolidated balance sheets of the Company and its subsidiaries, if any, as at the end of such year, and consolidated statements of income, shareholders' equity and changes in financial position of the Company for such year, setting forth in comparative form the figures for such year and for the preceding year, all in reasonable detail, and duly audited by a firm of independent certified public accountants.

         7.2 Inspection Rights. For so long as such Investor is a holder of the Class A Preferred Shares, the Company shall permit each Investor, at such Investor's expense, to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by the Investor. At the Company's request, an Investor will sign a non-disclosure agreement.

                                    SECTION 8

                               GENERAL PROVISIONS
                               ------------------

         8.1 Access to Records. The Company has given the Investor, its counsel, agents, accountants and representatives reasonable access during normal business hours up to and for the period through the Closing, to all of the Company's properties, books, contracts, commitments and records relating to the Company, and shall furnish the Investor or make available to the Investor at the Company's offices during such period with all information concerning the business which the Investor may reasonably request.

         8.2 Waiver Remedies. No failure on the part of any party to exercise, and no delay in exercising a right, remedy, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege, and no waiver whatever shall be valid, unless in writing signed by the other party or parties to be charged and then only to the extent specifically set forth in such writing. All remedies, rights, powers and privileges, either under this Agreement or by law or otherwise afforded to the parties to this Agreement, shall be cumulative and shall not be exclusive of any remedies, rights, powers and privileges provided by law. Each party hereto may exercise all such remedies afforded to it in any order of priority.

         8.3 Notices. Any notice required or permitted under this Agreement shall be in writing and sufficient if delivered personally, by facsimile or mailed by registered or certified mail, postage prepaid and return receipt requested, addressed to the appropriate recipient, or at such other address as the recipient shall designate by written notice, as herein provided, from time to time as follows:

If to any Investor:                      If  to the Company':

    Seabury Securities, LLC              Klever Marketing, Inc.
    540 Madison Avenue, 17th Floor       P.O. Box 2935
    New York, NY 10022                   Salt Lake City, UT 84110
    Fax (212) 284-1144                   Fax:    (801) 322-1230
    Attn:John E. Luth, President         Attn:   Paul G. Begum, Chairman and CEO

With copy' to:                           With a copy to:
    Law Offices of Stephen L. Ganis      J. Gordon Hansen
    1234 Summer Street, 4th Floor        Parsons Behle & Latimer
    Stamford, CT 06905                   201 South Main Street, Suite 1800
    Attn: Stephen L. Ganis, Esq.         Salt Lake City, UT 84111
    Phone: (203) 977-2465                Phone:  (801) 532-1234
    Fax: (203) 348-0196                  Fax:    (801) 536-6111


         Any notice which is personally delivered or delivered by facsimile shall be deemed effective upon the date of delivery (or refusal to accept delivery). Any notice which is mailed shall be deemed delivered on the second day after mailing.

         8.4 Successors. This Agreement shall be binding upon and inure to the benefit of the respective heirs, personal representatives, successors and assigns of the parties. No party shall delegate its or their duties or obligations hereunder without the written consent of the other parties, which consent shall not be unreasonably withheld.

         8.5 Governing Law. The rights and obligations of the parties pursuant to this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law rule or provision (whether of the State of Delaware or other jurisdiction) which would cause the application of any law or rule other than of the State of Delaware.

         8.6 Severability. Should any term or provision of this Agreement or the application thereof to any circumstance, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable such term or provision in any other jurisdiction, the remaining terms and provision of this Agreement or the application of such terms and provisions to circumstances other than those as to which it is held invalid or unenforceable.

         8.7 Incorporation of Exhibits and Schedules. All exhibits attached to this Agreement are incorporated herein as though fully set forth.

         8.8 Entire Agreement. This Agreement, together with its exhibits and Schedules, constitutes the entire agreement among the parties pertaining to the subject matter herein and supersedes all prior and contemporaneous agreements, representation and understandings of the parties in connection with the transactions contemplated hereby. No supplement, modification or amendment shall be binding unless executed in writing by all parties.

         8.9 Counterparts. This Agreement may be executed m one or more counterparts, each of which shall be considered an original instrument and all of which together shall be considered one and the same agreement. Delivery and receipt of executed pages by facsimile transmission shall constitute effective and binding executing and delivery of this Agreement.

         8.10 Expenses. Except as otherwise expressly provided herein, the parties shall bear their own expenses, including the fees and expenses of any attorneys, accountants or others engaged by them incurred in connection with this Agreement and the transaction contemplated hereby.

         IN WITNESS WHEREOF, the parties hereto have signed or caused this Agreement to be signed in their respective names as of the day and date first above written.


          KLEVER MARKETING, INC.

          By:    /s/
          Name: Paul G. Begum,
          Its:  Chairman of the Board of Directors and CEO


                   (Investor signature on the following page)

                                   EXHIBIT "A"

                             INVESTOR SIGNATURE PAGE

         The undersigned party hereby agrees to the terms of this Subscription Agreement and subscribes for and agrees to purchase from the Company the following Shares:

Number of Class A Preferred Shares at $26.00 per share: 41,476
 Total purchase price of Class A Preferred Shares: $1,078,376

DATED this 14th day of February  2000.


Seabury Investors III, Limited Partnership
------------------------------------------
(Name - Please Print)

/s/ John Luth
------------------------------------------
John Luth
General Partner
Seabury Partners III, Limited Partnership


(Signature of Joint Owner if any)

540 Madison Avenue
------------------------------------------
(Primary Place of Residence)

New York, New York  10017
------------------------------------------
(City, State and ZIP Code)

212-284-1133
------------------------------------------
(Telephone Number - Business)

06-157115
------------------------------------------
(Social Security or Taxpayer I.D. No.)


ACCEPTED this 14th day of February, 2000

     Klever Marketing, Inc.


By:___________/s/____________________
     Name: StacyAnn Royal
     Title:    Corporate Secretary

                                                   December 1, 2000

Klever Marketing, Inc.
P.O. Box 2935
Salt Lake City, UT 84110

Attn:  Corey A. Hamilton
       President & COO

Dear Corey:

         We are pleased to propose the arrangements for Seabury Securities LLC, an NASD-registered broker dealer and an affiliate of Seabury Technology LLC (collectively, "Seabury"), to act as the financial advisor to Klever Marketing, Inc., a Delaware corporation (collectively with its subsidiaries and affiliates, the "Company") with respect to investment banking and other corporate matters as they may arise on the terms set forth herein (the "Agreement"). This Agreement supersedes any prior engagement of Seabury by the Company.

Section 1.  Scope of Engagement.
            -------------------

         To the extent requested by the Company, Seabury shall use its commercially reasonable best efforts to provide the Company investment banking, financial advisory and management consulting services, including, but not limited to, the following services:

         (i) assisting the Company in refining its business and capital raising strategies;

         (ii) assisting the Company in preparing and/or refining projected financial statements;

         (iii) analyzing the Company and advising of the potential range of values that could be expected in proposed transaction(s);

         (iv)     soliciting   capital   funding  for  the  Company,   including
                  preparing  an  offering   memorandum  and  other   appropriate
                  presentation materials;

         (v) identifying and contacting institutional companies and other potential investors;

         (vi)     preparing   Company's   management   for  investor  and  board
                  presentations;

         (vii)    arranging for potential investors to conduct investigations of
                  the  Company's   business  and  assisting  Company  with  such
                  investigations;

         (viii) assisting in the origination and negotiation of the financial and legal aspects of proposed equity-type transactions, including any common stock transaction, any preferred stock transaction or any quasi-equity transaction, such as convertible debt or unsecured debt with significant equity kickers acceptable to the Company (collectively, an "Equity Transaction");

         (ix) assisting in the origination and negotiation of the financial aspects and legal of any proposed sale, merger or acquisition of or by the Company acceptable to the Company (collectively, an "M&A Transaction");

         (x) assisting in the origination and negotiation of the financial aspects of the proposed secured debt or equipment lease transactions acceptable to the Company (collectively, a "Debt/Lease Transaction"); and

         (xi) assisting in completing the documentation and closing of the above described transactions.

Section 2.  Conditions Precedent
            --------------------

         The Company agrees that as part of any Equity Transaction, the Company may need to take the actions required to delist and become a private corporation. The Equity Transaction(s) authorized by this Agreement may determine the value of the Company.

Section 3.  Exclusive Authorization.
            ------------------------

         During the term of this engagement, the Company agrees to retain Seabury as its exclusive financial advisor and investment banker with the exceptions listed below.

Section 4.  Compensation.
            -------------

         (i) In connection with any Equity Transactions involving funds provided by individual (non-institutional) investors, no fees will be payable to Seabury unless the investors are introduced by Seabury in which case, success fees simultaneous with the closing of the funding commitment ("Closing") will be payable as specified in Section 4(ii) below.

         (ii) In connection with any other Equity Transactions except for funds from four (4) investors specified in Section 4(iii) below, including funds for acquisitions, success fees simultaneous with the closing of the funding commitment ("Closing") as follows:

                  (a) ten percent (10%) of the first $2.5 million of the capital funds raised, seven and one-half (7.5%) percent of the next $2.5 million of capital funds raised and five percent (5.0%) of any further capital funds raised in connection with such Equity Transaction; plus

                  (b) equity warrants in an amount equal to the total success fees paid in Section 4 (ii)(a) above having a five-year life (the "Warrants"); the Warrant's strike price will be calculated based on the buy-in price of such Equity Transaction and the number of shares of stock subject to the Warrants will be calculated based on the present value of the success fee in Section 4(i)(a) above, divided by the post-money valuation of the Company and multiplied by the number of then issued shares (i.e., so called "full warrant coverage"), such Warrants are in addition to any warrants issued to Seabury or its affiliates prior to execution of this Agreement.

         (iii) In connection with any funds from the following four (4) investors, success fees simultaneous with the closing of the funding commitment ("Closing") equal to 50% of the fees specified in Section 4(ii) above. These four (4) investors include: The Yucaipa Companies, ObjectSoft and associated investors, Advertising Display Company, and Sands Bros. & Company Ltd.

         (iv) In connection with any closed M&A Transaction, the Company shall pay to Seabury an M&A Transaction success fee as set forth in Schedule 1 attached hereto.

         (v) In connection with any closed Debt/Lease Transaction with any single party in an amount of at least $500,000 of principal value or net present value of future lease payments, the Company shall pay to Seabury a success fee equal to three and one-half percent (3.5%) of the amount of the debt/lease.

         (vi) Notwithstanding all of the provisions in Section 4(i-iv) above, the Company will pay to Seabury cash success fees of not less than $500,000 provided that the Company secures financing of at least $3,000,000 million in any combination of Equity, or debt Transactions from any institutional source during the term of this Agreement, and from any individual investor directly sourced by Seabury.

Section 5.  Further Investment.
            -------------------

         Seabury has the right, but not the obligation, to participate in any Equity Transaction completed during the term of Seabury's engagement, on the same terms as the other investors to such Equity Transaction. The amount of Seabury's participation in any such Equity Transaction shall be limited, however, to 10% of the total capital raise from such Equity Transaction.

Section 6.  Expense Reimbursement.
            ----------------------

         The Company will reimburse Seabury within fifteen (15) days of receipt of written notice for its reasonable out-of-pocket expenses associated with the services to be rendered under the Agreement. The Company and its representatives shall be entitled to review and/or audit Seabury's records of such expenses during normal business hours. In addition, Seabury will make every effort to utilize any travel and hotel discounts available to the Company where schedule, availability, and details of such arrangements are appropriate. Upon termination of this Agreement, the Company shall reimburse Seabury only for such reimbursable expenses incurred or accrued prior to termination of such Agreement. Prior to any reimbursement, Seabury shall present the Company with invoices of such expenses, which invoices will include an itemized summary and adequate detail including employee name, date of expense charge, business purpose, amount and relevant vendor utilized. In addition, Seabury must provide the Company with the copied receipts for such expenses prior to reimbursement.

Section 7.  Term.
            -----

         The Company shall retain Seabury for an initial period of twelve (12) months from the date hereof, and such engagement may be extended, as the parties shall mutually agree, subject to the establishment of mutually agreeable arrangements for compensation and other appropriate terms for such extension. Notwithstanding the foregoing, Sections 8 and 9 of this Agreement shall survive such expiration.

Section 8.  Termination.
            ------------

         (i) The Company may terminate this Agreement by written notice to Seabury without further liability or obligation on the part of the Company if (x) at any time the Company determines in good faith that Seabury has materially defaulted in the performance of its obligations hereunder; and (y) the Company provides Seabury thirty (30) days' prior written notice of its intention to cancel unless Seabury remedies any failure to perform, and (z) Seabury fails to remedy such performance within thirty (30) days of receipt of such notice.

         (ii) Except for termination under Section 8(i) hereof, upon termination of this Agreement, the Company shall pay Seabury both any fees owed through the date of termination and shall pay when earned one hundred percent (100%) of the applicable success fees set forth in Section 4 herein on transactions which would generate such fees closed within twelve (12) months of such termination. At the time of termination, Seabury will provide the Company with a list of persons and entities that Seabury believes that a timely transaction with such persons or entities would give rise to the payment of a success fee.

         (iii) In the event of termination of this Agreement, Section 8 of this Agreement shall survive such expiration.

         (iv) The Company has the right to terminate the contract with 60 days written notice based on non-performance. Non-performance is defined as failure to raise capital in the minimum amount of $1,500,000 by June 15, 2001.

Section 9.  Indemnification.
            ----------------

         The Company agrees that in connection with Seabury's engagement it will execute a form of indemnification agreement provided by Seabury as set forth in Annex A.

Section 10. Agreement and Modification.
            ---------------------------

         Except for certain understandings incorporated by reference, this Agreement sets forth the entire understanding of the parties to the subject matter hereof, and supersedes and cancels any prior communications, understandings and agreement between the parties. This Agreement cannot be modified or changed nor can any of its provisions be waived, except in writing signed by all parties.

Section 11. Miscellaneous.
            --------------

         The laws of the State of New York shall govern this Agreement.

         Please confirm that the foregoing is in accordance with your understanding of the terms of our engagement by signing and returning to us the enclosed duplicate of this letter, which shall thereupon constitute a binding agreement between us.

                                                     Very truly yours,

                                                     SEABURY SECURITIES LLC


                                                     By: _____/s/______________
                                                            John E. Luth
                                                            President & CEO


Accepted and agreed:

KLEVER MARKETING, INC.

By:_____/s/___________________
      Corey A. Hamilton
      President & COO

                                   SCHEDULE 1

                            SEABURY M&A FEE SCHEDULE


For Transaction Value of $7.5 million or less, the M&A Transaction success fee will be a minimum of $500,000. For Transaction Value greater than $7.5 million, the M&A Transaction success fee will be calculated in accordance with the following table.


   Transaction Value            Base Fee                Additional Fee
                                --------

$  7,500,001-10,000,000         $500,00     plus 5.00%  of the amount over    $ 7,500,000

$ 10,000,001-12,500,000         $625,000    plus 3.50%  of the amount over    $10,000,000

$ 12,500,001-15,000,000         $712,500    plus 2.00%  of the amount over    $12,500,000
Greater than $15,000,000        $762,500    plus 1.50%  of the amount over    $15,000,000

As used in this letter agreement, "Transaction Value" means the total present value of all consideration (including cash, securities or other property) paid or received or to be paid or received, directly or indirectly, in connection with a M&A Transaction in respect of assets or outstanding securities on a fully diluted basis (treating any securities issuable upon the exercise of options, warrants or other convertible securities and any securities to be redeemed as outstanding but after applying a reasonable discount factor based upon likelihood of exercise), plus the amount of any debt (including capitalized leases) and any other liabilities outstanding or assumed, refinanced or extinguished in connection with such a M&A Transaction, and present value of amounts payable in connection with such a M&A Transaction in respect of employment or consulting agreements (where such employment agreements contain provisions in excess of the net present value of benefits to executives of the Company or the board of directors as they existed on September 30, 2000), agreements not to compete or similar arrangements. If any portion of Transaction Value is payable in the form of securities, the value of such securities, for purposes of calculating Seabury's success fee, will be determined based on the average closing price for such securities for the 20 trading days prior to the closing of the M&A Transaction. In the case of securities that do not have an existing public market, Seabury's success fee will be determined based on the fair market value of such securities as mutually agreed upon in good faith by the Company and Seabury prior to the closing of the M&A Transaction. Success fees attributable to amounts paid or securities placed into escrow will be payable upon the distribution from such escrow. Fees relating to contingent payments other than escrowed amounts will be calculated based on the present value of the reasonably expected maximum amount of such contingent payments as determined in good faith by the Company and Seabury prior to the closing of the Transaction, utilizing a discount rate equal to the prime rate published in The Wall Street Journal on the last business day preceding the closing of the Transaction.

--------------------------------------------------------------------------------


                                                                       Annex A -
                                                          SEABURY SECURITIES LLC
                                                                 Indemnification
                                                                       Agreement


--------------------------------------------------------------------------------

December 1, 2000


Seabury Securities LLC
540 Madison Avenue, 17th Floor
New York, NY  10022

Gentlemen:

         In connection with the engagement of Seabury Securities LLC and/or one or more of its affiliates, including Seabury Technology LLC ("Seabury") to advise and assist the Undersigned (referred to herein as "we", "our", or "us") with the matters set forth in the Agreement dated the 1st day of December, 2000 between us and Seabury, we hereby agree to indemnify and hold harmless Seabury, its affiliated companies, and each of Seabury's and such affiliated companies' respective officers, directors, agent, employees, and controlling persons (within the meaning of each of Section 20 of the Securities Exchange Act of 1934 and Section 15 of the Securities Act of 1933) (each of the forgoing, including Seabury, being hereinafter referred to as an "Indemnified Person") to the fullest extent permitted by law from and against any and all losses, claims, damages, expenses (including reasonable fees, disbursements, and other charges of counsel), actions (including actions brought by us or our equity holders or derivative actions brought by any person claiming through us or in our name), proceedings, arbitration or investigations (whether formal or informal), of threats thereof (all of the foregoing being referred to as "Liabilities"), based upon, relating to, or arising out of such engagement or any Indemnified Person's role therein; provided, however, that we shall not be liable under this paragraph: (a) for any amount paid in settlement of claims without our consent, unless our consent is unreasonable withheld or (b) to the extent that it is finally judicially determined, or expressly stated in an arbitration award, that such Liabilities resulted primarily from the willful misconduct or gross negligence of the Indemnified Person seeking indemnification. In connection with our obligation to indemnify for expenses as set forth above, we further agree to reimburse each Indemnified Person for all such expenses (including reasonable fees, disbursements, and other charges of counsel) as they are incurred by such Indemnified Person; provided, however, that if an Indemnified Person is reimbursed hereunder for any expenses, the amount so paid shall be refunded if and to the extent it is finally judicially determined, or expressly stated in an arbitration award, that the Liabilities in question resulted primarily from the willful misconduct or gross negligence of such Indemnified Person. We hereby agree that neither Seabury nor any other Indemnified Person shall have any liability to us (or anyone claiming through us or in our name) in connection with Seabury's engagement by us except to the extent that such Indemnified Person has engaged in willful misconduct or been grossly negligent.

         Promptly after Seabury receives notice of the commencement of any action or other proceeding in respect of which indemnification or reimbursement may be sought hereunder, Seabury will notify us thereof; but the omission so to notify us shall not relieve us from any obligation hereunder unless, and only to the extent that, such omission results in our forfeiture of substantive rights or defenses. If any such action or other proceeding shall be brought against any Indemnified Person, we shall, upon written notice given reasonably promptly following your notice to us of such action or proceeding, be entitled to assume the defense thereof at our expense with counsel chosen by us and reasonably satisfactory to such Indemnified Person; provided, however, that any Indemnified Person may, at its own expense retain separate counsel to participate in such defense. Notwithstanding the foregoing, such Indemnified Person shall have the right to employ separate counsel at our expense and to control its own defense of such action or proceeding if, in the reasonable opinion of counsel to such Indemnified Person, (i) there are or may be legal defenses available to such Indemnified Person or to other Indemnified Persons that are different from or additional to those available to us, or (ii) a difference of position or potential difference of position exists between us and such Indemnified Person that would make such separate representation advisable; provided, however, that in no event shall we be required to pay fees and expenses under this indemnity for more than one firm of attorneys (in addition to local counsel) in any jurisdiction in any one legal action or group of related legal actions. We agree that we will not, without the prior written consent of Seabury, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, or proceeding relating to the matters contemplated by Seabury's engagement (whether or not any Indemnified Person is a party thereto) unless such settlement, compromise, or consent includes an unconditional release of Seabury and each other Indemnified Person from all liability arising or that may arise out of such claim, action, or proceeding.

         If the indemnification of an Indemnified Person provided for hereunder is finally judicially determined by a court of competent jurisdiction to be unenforceable, then we agree, in lieu of indemnifying such Indemnified Person, to contribute to the amount paid or payable by such Indemnified Person as a result of such Liabilities in such proportion as is appropriate to reflect the relative benefits received, or sought to be received, by us on the one hand and by Seabury on the other from the transactions in connection with which Seabury has been engaged. If the allocation provided in the preceding sentence is not permitted by applicable law, then we agree to contribute to the amount paid or payable by such Indemnified Person as a result of such Liabilities in such proportion as is appropriate to reflect not only the relative benefits referred to in such preceding sentence but also the relative fault of us and of such Indemnified Person.

         Notwithstanding the foregoing, in no event shall the aggregate amount required to be contributed by all Indemnified Persons taking into account our contributions as described above exceed the amount of fees received by Seabury pursuant to such engagement. The relative benefits received or sought to be received by us on the one hand and by Seabury on the other shall be deemed to be in the same proportion as (a) the total value of the transactions with respect to which Seabury has been engaged bears to (b) the fees paid or payable to Seabury with respect to such engagement.

         The rights accorded to Indemnified Persons hereunder shall be in addition to any rights that any Indemnified Person may have at common law, by separate agreement or otherwise.

         THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE. WE HEREBY CONSENT, SOLELY FOR THE PURPOSE OF ALLOWING AN INDEMNIFIED PERSON TO ENFORCE ITS RIGHTS HEREUNDER, TO PERSONAL JURISDICTION AND SERVICE AND VENUE IN ANY COURT IN WHICH ANY CLAIM FOR WHICH INDEMNIFICATION MAY BE SOUGHT HEREUNDER IS BROUGHT AGAINST SEABURY OR ANY OTHER INDEMNIFIED PERSON.

         We and Seabury also hereby irrevocably waive any right we and Seabury may have to a trial by jury in respect of any claim based upon or arising out of this agreement. This agreement may not be amended or otherwise modified except by an instrument signed by both Seabury and us. If any provision hereof shall be determined to be invalid or unenforceable in any respect, such determination shall not affect such provision in any other respect or any other provision of this agreement, which shall remain in full force and effect. If there is more than one Indemnitor hereunder, each Indemnifying Person agrees that its liabilities hereunder shall be joint and several. Each Indemnified Person is an intended beneficiary hereunder.

         The  foregoing   indemnification   agreement  shall  remain  in  effect
indefinitely, notwithstanding any termination of Seabury's engagement.

                                                     Very truly yours,

                                                     KLEVER MARKETING, INC.


                                                     By: __/s/_________________

                                                     Name:  Corey A. Hamilton

                                                     Title: President

Acknowledged and Agreed to:

SEABURY SECURITIES LLC


By:  ____/s/_________________________
           John E. Luth
           President & CEO

               1ST AMENDMENT TO DECEMBER 1, 2000 LETTER AGREEMENT
            BETWEEN KLEVER MARKETING, INC. AND SEABURY SECURITIES LLC


         This Agreement (the "Amendment Agreement") to amend the December 1, 2000 Letter Agreement between Klever Marketing, Inc. and Seabury Securities LLC (the "Original Agreement") is made as of May 25, 2001 between Klever Marketing, Inc., a Delaware corporation (the "Company"), and Seabury Securities LLC ("Seabury"). The Company and Seabury are sometimes referred to herein as the "Parties". The Parties agree to amend the Original Agreement as follows:

1. Paragraph 4(iii) will be deleted and replaced with a new Paragraph 4(iii) provided in 1(a) below:

     a) In connection with any funds raised from ObjectSoft other than through the efforts of Seabury, success fees simultaneous with the closing of the funding commitment equal to 50% of the fees specified in Section 4(ii) above.

2. A new paragraph 4(vii) will be inserted which reads as follows: "For purposes of this Section 4, all gross proceeds received by the Company pursuant to that certain Class C Convertible Preferred Stock Purchase Agreement dated May 25, 2001, shall be considered capital funds, and/or equity financing, raised by Seabury."

3. A new paragraph 4(v)(a) will be inserted which reads as follows: "The foregoing success fees will not apply to equipment lease financing obtained by the Company from Symbol Technologies, Inc."

4. In Paragraph 8(iv), the date June 15, 2001 will be replaced with the date August 15, 2001.

         IN WITNESS WHEREOF, the parties hereto, intending to be legally bound by the terms hereof, have caused this Agreement to be executed, under seal, as of the date first above written by their officers or other representatives thereunto duly authorized.


The Company:                               KLEVER MARKETING, INC.


                                           By:      /s/
                                           -------------------------------------
                                           Name:   Corey Hamilton
                                           Title:  Chief Executive Officer


Investors:                                 SEABURY SECURITIES LLC


                                           By:     /s/
                                           -------------------------------------
                                           Name:   John E. Luth
                                           Title:  President & CEO

                                    EXHIBIT 4

We, the signatories of the statement on Schedule 13D to which this Agreement is attached, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: June 26, 2001


                                 SEABURY INVESTORS III, LIMITED PARTNERSHIP

                                 By:  SEABURY PARTNERS III, LIMITED PARTNERSHIP

                                 By: _____/s/_____________________________
                                         John E. Luth, General Partner

                                 SEABURY PARTNERS III, LIMITED PARTNERSHIP

                                 By: ____/s/______________________________
                                         John E. Luth, General Partner

                                 By:_____/s/______________________________
                                         Michael B. Cox, General Partner


                                 ________/s/______________________________
                                         John E. Luth

                                 ________/s/______________________________
                                         Michael B. Cox




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